Exhibit 99.12

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1   IDENTITY OF COMPANY

1.1                               Name and Address of Company

Fortis Inc. (“Fortis” or the “Corporation”)

Fortis Place, Suite 1100

PO Box 8837

5 Springdale Street

St. John’s, Newfoundland and Labrador  A1B 3T2

1.2                               Executive Officer

The following executive officer of Fortis is knowledgeable about the significant acquisition and this report:

Karl W. Smith

Executive Vice President, Chief Financial Officer

(709) 737-2800

ITEM 2   DETAILS OF ACQUISITION

2.1                               Nature of Business Acquired

ITC Holdings Corp. (“ITC”) is the largest independent electric transmission company in the United States. ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, and is a public utility and independent transmission owner in Wisconsin.

ITC’s business consists primarily of the electric transmission operations of ITC’s regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC (“METC”), ITC Midwest LLC (“ITC Midwest”), ITC Great Plains, LLC and ITC Interconnection LLC. ITC owns and operates high-voltage transmission lines serving a combined peak load exceeding 26,000 megawatts along approximately 15,700 miles in Michigan’s Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from approximately 560 generating stations to local distribution facilities connected to ITC’s systems.

ITC’s business strategy is to own, operate, maintain and invest in transmission infrastructure in order to enhance system integrity and reliability, reduce transmission constraints and allow new generating resources to interconnect to ITC’s transmission systems. ITC is pursuing development projects not within its existing systems, which are also intended to improve overall grid reliability, reduce transmission constraints and facilitate interconnections of new generating resources, as well as enhance competitive wholesale electricity markets.

Each of the ITC regulated operating subsidiaries is an electric transmission utility subject to rate regulation by the United States Federal Energy Regulatory Commission (“FERC”). As electric transmission utilities with rates regulated by FERC, the ITC regulated operating subsidiaries earn revenues through tariff rates charged for the use of their electric transmission systems by their respective customers, which include investor-owned utilities, municipalities, cooperatives, power marketers and alternative energy suppliers.

Schedule A attached hereto discusses certain risks related to the Acquisition (as defined below) and the post-Acquisition business and operations of the Corporation and ITC. The ITC Interim Financial Statements and MD&A (as defined below), attached as Schedule B to this Business Acquisition Report, discuss certain risks related to ITC.

A detailed description of the business of ITC is set out in (a) the ITC Interim Financial Statements and MD&A (as defined below), attached hereto as Schedule B, and (b) Schedules D and E of the Fortis Management Information Circular (as defined below), incorporated by reference in this Business Acquisition Report.

2.2                               Date of Acquisition

The date of the Acquisition for accounting purposes was October 14, 2016.

2.3                               Consideration

On October 14, 2016, Fortis and GIC Pte Ltd (“GIC”) acquired all of the issued and outstanding common stock of ITC for an aggregate purchase price of approximately US$11.8 billion on closing (the “Acquisition”), including approximately US$4.8 billion of ITC consolidated indebtedness at fair value. ITC is now an indirect subsidiary of Fortis, with Eiffel Investment Pte Ltd. (an affiliate of GIC, the “Minority Investor”) owning a 19.9% interest in ITC (the “Minority Investment”).

ITC shareholders received from Fortis US$22.57 in cash and 0.7520 of a Fortis common share per share of ITC common stock as consideration for the Acquisition. At the closing of the Acquisition, Fortis issued an aggregate of 114,363,774 common shares and paid US$3.4 billion (the “Cash Consideration”) to the former shareholders of ITC, representing total consideration of approximately US$7.0 billion.

Fortis obtained the Cash Consideration from the following sources:

•                  the net proceeds of the Corporation’s previously announced US$2.0 billion notes offering which closed on October 4, 2016;

•                  the drawdown in Canadian dollars of approximately US$404 million on the Corporation’s non-revolving term senior unsecured equity bridge facility with The Bank of Nova Scotia, repayable in full 364 days following its advance (the “Equity Bridge Facility”); and

•                  the US$1.228 billion proceeds from the Minority Investment.

Fortis did not draw on the non-revolving term senior unsecured minority interest sale facility provided by The Bank of Nova Scotia (the “Minority Interest Facility”) or the non-revolving term senior unsecured debt bridge facility provided by Goldman Sachs Bank USA (the “Debt Bridge Facility”) to fund the Acquisition. Both the Minority Interest Facility and the Debt Bridge Facility were cancelled.

2.4                               Effect on Financial Position

Fortis does not have any current plans for material changes in its business affairs or the affairs of ITC which may have a significant effect on the results of operations and financial position of Fortis.

2.5                               Prior Valuations

Not applicable.

2.6                               Parties to Transaction

The Acquisition was not a transaction with an informed person, associate or affiliate of Fortis (as such terms are defined in National Instrument 51-102 — Continuous Disclosure Obligations).

2.7                               Date of Report

November 23, 2016.

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ITEM 3   FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements of ITC as at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015, and associated management’s discussion and analysis (the “ITC Interim Financial Statements and MD&A”), are attached as Schedule B to this Business Acquisition Report.

The audited consolidated financial statements and financial statement schedule of ITC as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013 together with the notes thereto and the auditor’s report thereon dated February 25, 2016 (the “ITC Annual Financial Statements”), prepared in accordance with United States generally accepted accounting principles, contained in Schedule E of the management information circular of Fortis (the “Fortis Management Information Circular”) dated March 18, 2016 prepared in connection with the annual and special meeting of shareholders of Fortis held on May 5, 2016 and filed on the Corporation’s SEDAR profile at www.sedar.com on April 1, 2016, are incorporated by reference herein and form part of this Business Acquisition Report.

The unaudited pro forma condensed consolidated financial information of Fortis as of September 30, 2016 and for the nine months ended September 30, 2016 and the year ended December 31, 2015 are attached as Schedule C to this Business Acquisition Report.

In this Business Acquisition Report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars”, “$” or “C$” are to lawful currency of Canada. References to “US Dollars” or “US$” are to lawful currency of the United States of America, sometimes referred to herein as the “US”). On November 21, 2016, the noon buying rate as reported by the Bank of Canada was C$1.3437 = US$1.00.

	Period End	Average(1)	Low	High
		(C$ per US$)
Year ended December 31,
2015	1.3840	1.2788	1.1728	1.3990
2014	1.1601	1.1045	1.0614	1.1643
2013	1.0636	1.0299	0.9839	1.0697
Quarter ended,
September 30, 2016			1.2775	1.3248
June 30, 2016			1.2544	1.3170
March 31, 2016			1.2962	1.4589

(1)  The average of the noon buying rates during the relevant period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Business Acquisition Report contains forward-looking information within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, which reflects management’s expectations regarding (i) the future growth, results of operations, performance, business prospects and opportunities of the Corporation and ITC; (ii) the integration of ITC’s electric transmission business with the existing operations of the Corporation; (iii) the impact of the Acquisition, the Minority Investment and the Equity Bridge Facility on the financial position of the Corporation; and (iv) the outlook for the Corporation’s and ITC’s respective businesses and the electric transmission industry based on information currently available. These expectations may not be appropriate for other purposes. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable Canadian securities legislation and the rules of the Securities and Exchange Commission. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Although the forward-looking information reflects management’s current beliefs and is based on information

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currently available to management, there can be no assurance that actual results will be consistent with the forward-looking information. The forward-looking information is subject to significant risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. All forward-looking information is provided as of the date of this Business Acquisition Report and qualified in its entirety by the above cautionary statements. Except as required by law, the Corporation undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

DATED this 23rd day of November, 2016.

by	(signed) Karl W. Smith
Karl W. Smith Executive Vice President, Chief Financial Officer

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SCHEDULE A

RISK FACTORS

The risk factors described below relate to the Acquisition and the post-Acquisition business and operations of the Corporation and ITC. In addition to the risk factors described below, it is important to carefully consider the other information contained in this Business Acquisition Report and the risk factors which relate to ITC described in the ITC Interim Financial Statements and MD&A attached as Schedule B to this Business Acquisition Report.

Risks Relating to the Acquisition and the Post-Acquisition Business and Operations of Fortis and ITC

Fortis may not realize all of the anticipated benefits of the Acquisition.

Fortis believes that the Acquisition will provide benefits to the Corporation, including that the Acquisition will be accretive in the first full year following closing (excluding one-time Acquisition-related expenses). However, there is a risk that some or all of the expected benefits of the Acquisition may fail to materialize, or may not occur within the time periods anticipated by the Corporation. The realization of such benefits may be affected by a number of factors, including regulatory considerations and decisions which are beyond the control of the Corporation. The challenge of coordinating previously independent businesses makes it difficult to evaluate the business and future financial prospects following the Acquisition. The past financial performance of the Corporation and ITC may not be indicative of future financial performance.

Realization of the anticipated benefits of the Acquisition will depend, in part, on the combined company’s ability to successfully integrate the respective businesses of the Corporation and ITC. The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the Acquisition and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or cash flows of Fortis following the Acquisition. The coordination process may also result in additional and unforeseen expenses.

Failure to realize all of the anticipated benefits of the Acquisition may impact the financial performance of Fortis.

Fortis and ITC have incurred, and will continue to incur, substantial transaction fees and costs in connection with the Acquisition.

Fortis and ITC have incurred and expect to incur additional material non-recurring expenses in connection with the Acquisition, including costs relating to the financing of the Acquisition, costs relating to obtaining required shareholder and regulatory approvals and payments in connection with the cancellation of ITC’s outstanding stock options, restricted stock and performance shares on closing. ITC has incurred significant legal, advisory and financial services fees in connection with its board of directors’ review of strategic alternatives and the process of negotiating and evaluating the terms of the Acquisition. Additional unanticipated costs may be incurred in the course of coordinating the businesses of Fortis and ITC.

ITC Midwest’s and METC’s elections to opt out of bonus depreciation have been challenged.

On December 18, 2015, Interstate Power and Light Company (“Interstate Power”) filed a FERC challenge to ITC Midwest’s election to opt out of using bonus depreciation for the calculation of its federal income tax expense. On March 11, 2016, FERC issued an order requiring ITC Midwest to recalculate its transmission revenue requirements, effective January 1, 2015, reflecting the election of bonus depreciation for 2015. FERC denied Interstate Power’s request that ITC Midwest be required to elect bonus depreciation in any past or future years. On April 11, 2016, ITC Midwest filed a request for rehearing of the FERC order. On June 8, 2016, FERC issued an order denying ITC Midwest’s request for rehearing. In addition, on April 15, 2016, Consumers Energy Company (“Consumers Energy”) filed a formal challenge, or in the alternative, a complaint under Section 206 of the Federal

Power Act (the “FPA”) against METC, also relating to METC’s historical practice of opting out of using bonus depreciation. On July 8, 2016, FERC issued an order denying Consumers Energy’s formal challenge and dismissing the complaint without prejudice. On August 3, 2016, ITC Midwest filed a petition in the United States Court of Appeals for the District of Columbia Circuit seeking review of the March 11, 2016 FERC order and the June 8, 2016 FERC order denying ITC Midwest’s request for rehearing. On September 8, 2016, ITC Midwest filed a motion to hold the petition in abeyance pending the issuance of a private letter ruling from the U.S. Internal Revenue Service (the “IRS”). The Court granted ITC Midwest’s motion on November 7, 2016. The ITC Interim Financial Statements and MD&A incorporated by reference in this Business Acquisition Report reflect the election of bonus depreciation for the tax years 2015 and 2016 for all of ITC’s FERC-regulated operating subsidiaries. The election of bonus depreciation by ITC’s FERC-regulated operating subsidiaries will negatively affect ITC’s future revenues and net income.

Significant demands will be placed on Fortis as a result of the Acquisition.

As a result of the Acquisition, significant demands have been and will continue to be placed on the managerial, operational and financial personnel and systems of Fortis and ITC. Fortis and ITC cannot provide assurance that their systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the Acquisition. The future operating results of Fortis and the combined company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems.

Fortis has limited experience in the independent transmission industry and may not be successful in retaining the services of executives and other employees that it needs to realize all of the anticipated benefits of the Acquisition.

While Fortis indirectly owns and operates transmission assets other than those of ITC, those assets are limited and do not constitute a material portion of the consolidated rate base of Fortis. Fortis previously had no experience in the operation of an independent transmission utility under the FERC regulatory construct and regional transmission organizations (“RTOs”) transmission grid management regime. Fortis will rely heavily on the experienced existing management and other key personnel of ITC to continue to manage and operate the transmission business of ITC (including ITC’s regulated operating subsidiaries). However, Fortis will compete with other potential employers for employees and may not be successful in retaining the services of executives and other employees that it needs to realize all of the anticipated benefits of the Acquisition. A failure to retain key personnel as part of the management team of ITC in the period following the Acquisition could have a material adverse effect on the Corporation’s business and operations.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Fortis following the Acquisition.

The unaudited pro forma condensed consolidated financial information included in this Business Acquisition Report has been prepared using the Corporation’s and ITC’s consolidated historical financial statements, is presented for illustrative purposes only, and should not be considered to be an indication of the Corporation’s results of operations or financial condition following the Acquisition. In addition, the pro forma combined financial information included in this Business Acquisition Report is based in part on certain assumptions regarding the Acquisition. These assumptions may not prove to be accurate, and other factors may affect the Corporation’s results of operations or financial condition following the Acquisition. Accordingly, the historical and pro forma financial information included in this Business Acquisition Report does not necessarily represent the Corporation’s results of operations and financial condition had Fortis and ITC operated as a combined entity during the periods presented, or the Corporation’s results of operations and financial condition following the Acquisition. The Corporation’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

Among the uncertainties that could cause the Corporation’s results of operations and financial condition to differ materially from the unaudited pro forma consolidated financial information included in this Business Acquisition Report is the possibility that the allowed return on common shareholders’ equity (“ROE”) of ITC’s Midcontinent Independent System Operator, Inc. (“MISO”) regulated operating subsidiaries will be reduced by FERC. As described in the ITC Interim Financial Statements and MD&A incorporated by reference in this Business

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Acquisition Report, there is a possibility the allowed ROE of ITC’s MISO regulated operating subsidiaries will be reduced as a result of the base rate complaints to a greater extent than currently assumed by ITC. Initial decisions have been issued by the presiding administrative law judge in both base rate complaints. On September 28, 2016, FERC issued an order on the first base rate complaint, affirming the presiding administrative law judge’s initial decision that set the base ROE applicable to ITC’s MISO-regulated operating subsidiaries at 10.32% with a total or maximum ROE including incentives not to exceed 11.35% for the period between November 12, 2013 and February 11, 2015. On June 30, 2016, the presiding administrative law judge in the second base rate complaint issued an initial decision recommending a base ROE of 9.70% with a total or maximum ROE including incentives not to exceed 10.68%. This initial decision is a non-binding recommendation to FERC on the second base rate complaint and is subject to review by FERC, which may adopt, modify, or reject the initial decision. As a result of the September 28, 2016 FERC order, ITC has revised its combined estimated range of refunds for the base rate complaints to be US$219.0 million to US$255.7 million on a pre-tax basis for the period from November 12, 2013 through September 30, 2016. On October 21, 2016 MISO and the MISO transmission owners filed a motion with FERC seeking to extend the deadline to complete the refunds directed in FERC’s September 28, 2016 order in the first base rate complaint from October 28, 2016 to July 28, 2017. On October 28, 2016 FERC granted this motion.  In addition, parties to the base rate complaint proceedings may file requests for rehearing of a FERC order within 30 days of the date of the order and may file a petition for review of a FERC order with the applicable U.S. Court of Appeals.  Several parties to the first base rate complaint, including the MISO transmission owners, have filed requests for rehearing of aspects of FERC’s September 28, 2016 order.  As such, the ultimate outcome of the base rate complaints cannot be predicted at this time. In addition, interested parties could bring further FERC challenges regarding the election out of bonus tax depreciation taken by ITC’s regulated operating subsidiaries. On April 11, 2016, ITC Midwest filed a request for rehearing of FERC’s March 11, 2016 order relating to Interstate Power’s aforementioned challenge on bonus depreciation. On June 8, 2016, FERC issued an order denying ITC Midwest’s request for rehearing. On August 3, 2016, ITC Midwest filed a petition in the United States Court of Appeals for the District of Columbia Circuit seeking review of the March 11, 2016 FERC order and the June 8, 2016 FERC order denying ITC Midwest’s request for rehearing. On September 8, 2016, ITC Midwest filed a motion to hold the petition in abeyance pending the issuance of a private letter ruling from the IRS. The Court granted ITC Midwest’s motion on November 7, 2016. If any such FERC challenges are initiated and are successful, the resulting lower rate base would negatively impact the revenues and net income of ITC.

Fortis may not have discovered undisclosed liabilities of ITC.

In the course of the due diligence review of ITC that Fortis conducted in connection with the Acquisition, Fortis may not have discovered, or may have been unable to quantify, undisclosed liabilities of ITC and its subsidiaries and Fortis will not be indemnified for any of these liabilities. If ITC has undisclosed liabilities, Fortis as a successor owner may be responsible for such undisclosed liabilities. Such undisclosed liabilities could have an adverse effect on the Corporation’s business, results of operations, financial condition and cash flows.

The ROEs of ITC’s regulated operating subsidiaries may change as a result of the Acquisition.

On the basis of the Acquisition, FERC or third parties could challenge the ROEs of ITC’s regulated operating subsidiaries. Any reduction to the ROEs of ITC’s regulated operating subsidiaries resulting from such challenge would have a negative impact on the Corporation’s ability to realize all of the anticipated benefits of the Acquisition.

Fortis and ITC may be targets of additional securities class action and derivative lawsuits which could result in substantial costs.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Following announcement of the agreement to complete the Acquisition, four putative class actions were filed by purported shareholders of ITC on behalf of a purported class of ITC shareholders in Oakland County Circuit Court, State of Michigan. Paolo Guerra v. Albert Ernst, et al., No. 2016-151709-CB was filed on February 26, 2016, Harvey Siegelman v. Joseph L. Welch, et al., No. 2016-151805-CB was filed on March 2, 2016, and Alan Poland v. Fortis Inc., et al., No. 2016-151852-CB was filed on March 4, 2016. On March 8, 2016, the ITC board of directors received a demand letter from a fourth purported

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shareholder demanding that the board remedy the same claimed breaches of fiduciary duty asserted in the complaints. On March 14, 2016, the Guerra state court action was dismissed by the plaintiff and refiled in the United States District Court, Eastern District of Michigan, as Paolo Guerra v. Albert Ernst, et al., No. 2:16-cv-10914. On March 22, 2016, the Siegelman state court action was dismissed by the plaintiff. On March 23, 2016, the state court entered an order directing that related cases be consolidated with the Poland state court action under the caption In re ITC Holdings Corporation Shareholder Litigation. On March 25, 2016, Guerra amended his federal complaint. The amended complaint did not name FortisUS Inc. (“Fortis US”), Fortis and Element Acquisition Sub Inc. (“Merger Sub”) as defendants and added claims alleging that the defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 because the proxy statement/ prospectus filed in connection with the Acquisition is allegedly materially misleading and allegedly omits material facts that are necessary to render it non-misleading. On March 29, 2016, an action captioned Mehrotra v. Welch, et al., No. 2016-152233-CB was filed in the Oakland County Circuit Court of the State of Michigan naming the individual members of the ITC board of directors, FortisUS and Merger Sub as defendants and asserting the same general allegations and seeking the same types of relief as the other state court actions. On April 8, 2016, an action captioned Harold Severance v. Joseph L. Welch, et al., No. 2:16-cv-11293 was filed in the United States District Court for the Eastern District of Michigan by the purported shareholder who had previously sent a demand letter to ITC’s board of directors on March 8, 2016. The complaint, which purports to bring claims both directly on behalf of the class and derivatively on behalf of ITC, names the individual members of ITC’s board of directors, Fortis, FortisUS and Merger Sub as defendants and ITC as nominal defendant, and asserts the same general allegations and seeks the same types of relief as in the Guerra federal court action. On April 8, 2016, Poland filed an amended complaint adding Merger Sub and FortisUS as defendants and naming ITC as nominal defendant. The amended complaint asserts the same general allegations and seeks the same types of relief as in the original complaint, but also purports to assert claims derivatively on behalf of ITC. On April 22, 2016, the Mehrotra state court action was dismissed by the plaintiff and refiled in the United States District Court, Eastern District of Michigan, as Mehrotra v. Welch, et al., No. 2:16-cv-11449. The plaintiffs in the Guerra, Mehrotra, and Severance actions sought voluntary dismissal of their claims and alerted the federal court that, rather than proceed with litigation, they will seek a ‘‘mootness fee’’ for certain of the supplemental disclosures made by ITC. On July 7, 2016, the federal court entered its order dismissing the Guerra, Mehrotra, and Severance actions. The defendants intend to oppose any application for fees submitted by the plaintiffs. On June 8, 2016, the Oakland County Circuit Court, State of Michigan, granted a motion for summary disposition dismissing the aiding and abetting claims asserted against the Fortis defendants in the Poland case. On July 8, 2016, the plaintiffs in Poland filed a motion for class certification. On July 13, 2016, ITC and the individual members of ITC’s board of directors filed their respective answers to the amended complaint in Poland. On July 19, 2016, the state court issued a scheduling order in the Poland action, which, among other things, directed the parties to complete discovery by March 10, 2017, and set a trial date for June 5, 2017. On July 25, 2016, the state court issued an order allowing a new plaintiff, Washtenaw County Employees’ Retirement System, to intervene in the Poland case.

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SCHEDULE B

ITC INTERIM FINANCIAL STATEMENTS AND MD&A

See attached.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended September 30, 2016

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32576

ITC HOLDINGS CORP.

(Exact Name of Registrant as Specified in Its Charter)

Michigan	32-0058047
(State or Other Jurisdiction of Incorporation or	(I.R.S. Employer Identification No.)
Organization)

27175 Energy Way

Novi, MI 48377

(Address Of Principal Executive Offices, Including Zip Code)

(248) 946-3000

(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting
company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

All shares of outstanding common stock of ITC Holdings Corp. are held by its parent company, ITC Investment Holdings Inc., which is an indirect subsidiary of Fortis Inc. and GIC Private Limited. There were 224,203,112 shares of common stock, no par value, outstanding as of November 3, 2016.

ITC Holdings Corp.

Form 10-Q for the Quarterly Period Ended September 30, 2016

DEFINITIONS

Unless otherwise noted or the context requires, all references in this report to:

ITC Holdings Corp. and its subsidiaries

•        “ITC Great Plains” are references to ITC Great Plains, LLC, a wholly-owned subsidiary of ITC Grid Development, LLC;

•        “ITC Grid Development” are references to ITC Grid Development, LLC, a wholly-owned subsidiary of ITC Holdings;

•        “ITC Holdings” are references to ITC Holdings Corp. and not any of its subsidiaries;

•        “ITC Interconnection” are references to ITC Interconnection LLC, a wholly-owned subsidiary of ITC Grid Development, LLC;

•        “ITC Midwest” are references to ITC Midwest LLC, a wholly-owned subsidiary of ITC Holdings;

•        “ITCTransmission” are references to International Transmission Company, a wholly-owned subsidiary of ITC Holdings;

•        “METC” are references to Michigan Electric Transmission Company, LLC, a wholly-owned subsidiary of MTH;

•        “MISO Regulated Operating Subsidiaries” are references to ITCTransmission, METC and ITC Midwest together;

•        “MTH” are references to Michigan Transco Holdings, LLC, the sole member of METC and an indirect wholly-owned subsidiary of ITC Holdings;

•        “Regulated Operating Subsidiaries” are references to ITCTransmission, METC, ITC Midwest and ITC Great Plains together; and

•        “We,” “our” and “us” are references to ITC Holdings together with all of its subsidiaries.

Other definitions

•        “Consumers Energy” are references to Consumers Energy Company, a wholly-owned subsidiary of CMS Energy Corporation;

•        “DTE Electric” are references to DTE Electric Company, a wholly-owned subsidiary of DTE Energy Company;

•        “FERC” are references to the Federal Energy Regulatory Commission;

•        “Fortis” are references to Fortis Inc.;

•        “FortisUS” are references to FortisUS Inc., an indirect subsidiary of Fortis;

•        “FPA” are references to the Federal Power Act;

•        “GIC” are references to GIC Private Limited;

•        “IP&L” are references to Interstate Power and Light Company, an Alliant Energy Corporation subsidiary;

•        “kV” are references to kilovolts (one kilovolt equaling 1,000 volts);

•        “kW” are references to kilowatts (one kilowatt equaling 1,000 watts);

•        “LIBOR” are references to the London Interbank Offered Rate;

•        “Merger” are references to the merger with Fortis, whereby ITC Holdings merged with Merger Sub and subsequently became an indirect subsidiary of FortisUS;

•        “Merger Agreement” are references to the agreement between Fortis, FortisUS, Merger Sub and ITC Holdings for the Merger;

•        “Merger Sub” are references to Element Acquisition Sub, Inc., an indirect subsidiary of Fortis that merged into ITC Holdings in the Merger;

•        “MISO” are references to the Midcontinent Independent System Operator, Inc., a FERC-approved RTO which oversees the operation of the bulk power transmission system for a substantial portion of the Midwestern United States and Manitoba, Canada, and of which ITCTransmission, METC and ITC Midwest are members;

•        “NERC” are references to the North American Electric Reliability Corporation;

•        “NYSE” are references to the New York Stock Exchange;

•        “RTO” are references to Regional Transmission Organizations; and

•        “SPP” are references to Southwest Power Pool, Inc., a FERC-approved RTO which oversees the operation of the bulk power transmission system for a substantial portion of the South Central United States, and of which ITC Great Plains is a member.

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30,	December 31,
(in thousands, except share data)	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$8,938	$13,859
Accounts receivable	137,942	104,262
Inventory	28,564	25,777
Regulatory assets	22,262	14,736
Prepaid and other current assets	13,403	10,608
Total current assets	211,109	169,242
Property, plant and equipment (net of accumulated depreciation and amortization of $1,562,532 and $1,487,713, respectively)	6,555,627	6,109,639
Other assets
Goodwill	950,163	950,163
Intangible assets (net of accumulated amortization of $30,736 and $28,242, respectively)	43,525	45,602
Regulatory assets	238,213	233,376
Deferred financing fees (net of accumulated amortization of $1,853 and $1,277, respectively)	1,885	2,498
Other	51,165	44,802
Total other assets	1,284,951	1,276,441
TOTAL ASSETS	$8,051,687	$7,555,322
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$139,045	$124,331
Accrued compensation	26,788	24,123
Accrued interest	45,656	52,577
Accrued taxes	28,748	44,256
Regulatory liabilities	137,014	44,964
Refundable deposits from generators for transmission network upgrades	6,295	2,534
Debt maturing within one year	185,825	395,105
Other	24,030	31,034
Total current liabilities	593,401	718,924
Accrued pension and postretirement liabilities	65,353	61,609
Deferred income taxes	964,588	735,426
Regulatory liabilities	251,187	254,788
Refundable deposits from generators for transmission network upgrades	32,975	18,077
Other	29,738	23,075
Long-term debt	4,298,329	4,034,352
Commitments and contingent liabilities (Notes 4 and 11)
STOCKHOLDERS’ EQUITY
Common stock, without par value, 300,000,000 shares authorized, 153,432,671 and 152,699,077 shares issued and outstanding at September 30, 2016 and December 31, 2015, respectively	849,210	829,211
Retained earnings	969,761	875,595
Accumulated other comprehensive (loss) income	(2,855)	4,265
Total stockholders’ equity	1,816,116	1,709,071
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,051,687	$7,555,322

See notes to condensed consolidated financial statements (unaudited).

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands, except per share data)	2016	2015	2016	2015
OPERATING REVENUES	$253,451	$273,189	$831,628	$820,734
OPERATING EXPENSES
Operation and maintenance	30,326	32,721	82,533	88,309
General and administrative	35,752	33,677	130,922	107,064
Depreciation and amortization	39,599	36,890	117,840	106,903
Taxes other than income taxes	22,645	20,463	68,444	61,629
Other operating (income) and expenses — net	(293)	(206)	(839)	(675)
Total operating expenses	128,029	123,545	398,900	363,230
OPERATING INCOME	125,422	149,644	432,728	457,504
OTHER EXPENSES (INCOME)
Interest expense — net	55,843	51,398	158,064	150,070
Allowance for equity funds used during construction	(10,002)	(6,421)	(26,442)	(21,434)
Other income	(408)	(384)	(1,149)	(804)
Other expense	1,254	1,372	3,635	2,969
Total other expenses (income)	46,687	45,965	134,108	130,801
INCOME BEFORE INCOME TAXES	78,735	103,679	298,620	326,703
INCOME TAX PROVISION	29,097	38,106	114,019	121,662
NET INCOME	$49,638	$65,573	$184,601	$205,041
Basic earnings per common share	$0.32	$0.42	$1.21	$1.32
Diluted earnings per common share	$0.32	$0.42	$1.20	$1.31
Dividends declared per common share	$0.2155	$0.1875	$0.5905	$0.5125

See notes to condensed consolidated financial statements (unaudited).

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands)	2016	2015	2016	2015
NET INCOME	$49,638	$65,573	$184,601	$205,041
OTHER COMPREHENSIVE INCOME (LOSS)
Derivative instruments, net of tax (Note 7)	239	(2,169)	(7,532)	(910)
Available-for-sale securities, net of tax (Note 7)	(18)	18	412	21
TOTAL OTHER COMPREHENSIVE INCOME (LOSS),	221	(2,151)	(7,120)	(889)
TOTAL COMPREHENSIVE INCOME	$49,859	$63,422	$177,481	$204,152

See notes to condensed consolidated financial statements (unaudited).

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended
	September 30,
(in thousands)	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$184,601	$205,041
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	117,840	106,903
Recognition, refund and collection of revenue accruals and deferrals — including accrued interest	8,450	1,164
Deferred income tax expense	220,309	76,103
Allowance for equity funds used during construction	(26,442)	(21,434)
Other	22,872	14,950
Changes in assets and liabilities, exclusive of changes shown separately:
Accounts receivable	(34,449)	(24,523)
Inventory	(2,746)	1,401
Prepaid and other current assets	(2,902)	(4,317)
Accounts payable	33,230	(1,120)
Accrued compensation	3,202	(1,520)
Accrued interest	(6,921)	(8,896)
Accrued taxes	(15,508)	(15,566)
Other current liabilities	(2,048)	132
Estimated refund related to return on equity complaints	87,734	40,269
Other non-current assets and liabilities, net	(145)	17,701
Net cash provided by operating activities	587,077	386,288
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(560,607)	(460,110)
Other	3,898	(14,969)
Net cash used in investing activities	(556,709)	(475,079)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt	599,460	225,000
Borrowings under revolving credit agreements	790,000	909,400
Net issuance of commercial paper, net of discount	39,487	218,983
Retirement of long-term debt	(139,344)	—
Repayments of revolving credit agreements	(872,500)	(1,053,200)
Repayment of term loan credit agreements	(361,000)	—
Issuance of common stock	12,604	12,322
Dividends on common and restricted stock	(90,277)	(79,697)
Refundable deposits from generators for transmission network upgrades	28,798	3,458
Repayment of refundable deposits from generators for transmission network upgrades	(10,140)	(11,442)
Repurchase and retirement of common stock	(9,449)	(21,931)
Forward contracts of accelerated share repurchase program	—	(115,000)
Other	(22,928)	(2,676)
Net cash (used in) provided by financing activities	(35,289)	85,217
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,921)	(3,574)
CASH AND CASH EQUIVALENTS — Beginning of period	13,859	27,741
CASH AND CASH EQUIVALENTS — End of period	$8,938	$24,167

See notes to condensed consolidated financial statements (unaudited).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.              GENERAL

These condensed consolidated financial statements should be read in conjunction with the notes to the consolidated financial statements as of and for the year ended December 31, 2015 included in ITC Holdings’ annual report on Form 10-K for such period.

The accompanying condensed consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America (“GAAP”) and with the instructions to Form 10-Q and Rule 10-01 of Securities and Exchange Commission (“SEC”) Regulation S-X as they apply to interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. These accounting principles require us to use estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from our estimates.

The condensed consolidated financial statements are unaudited, but in our opinion include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the results for the interim period. The interim financial results are not necessarily indicative of results that may be expected for any other interim period or the fiscal year.

Supplementary Cash Flows Information

	Nine months ended
	September 30,
(in thousands)	2016	2015
Supplementary cash flows information:
Interest paid (net of interest capitalized)	$155,848	$153,350
Income taxes paid (a)	22,743	49,599
Supplementary non-cash investing and financing activities:
Additions to property, plant and equipment and other long-lived assets (b)	$99,754	$85,386
Allowance for equity funds used during construction	26,442	21,434

(a)         Amount for the nine months ended September 30, 2016 does not include the income tax refund of $128.2 million received from the Internal Revenue Service (“IRS”) in August 2016, which resulted from the election of bonus depreciation as described in Note 4.

(b)         Amounts consist of accrued liabilities for construction, labor, materials and other costs that have not been included in investing activities. These amounts have not been paid for as of September 30, 2016 or 2015, respectively, but will be or have been included as a cash outflow from investing activities when paid.

2.              THE MERGER

On February 9, 2016, Fortis Inc. (“Fortis”), FortisUS Inc. (“FortisUS”), Element Acquisition Sub Inc. (“Merger Sub”) and ITC Holdings entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which Merger Sub would merge with and into ITC Holdings with ITC Holdings continuing as a surviving corporation and becoming a majority owned indirect subsidiary of FortisUS (the “Merger”). On April 20, 2016, FortisUS assigned its rights, interest, duties and obligations under the Merger Agreement to ITC Investment Holdings Inc. (“Investment Holdings”), a subsidiary of FortisUS formed to complete the Merger. On the same date, Fortis reached a definitive agreement with GIC Private Limited (“GIC”) for GIC to acquire an indirect 19.9% equity interest in ITC Holdings and debt securities to be issued by Investment Holdings for aggregate consideration of $1.228 billion in cash upon completion of the Merger. On October 14, 2016, ITC Holdings and Fortis completed the Merger contemplated by the Merger Agreement consistent with the terms described above. On the same date, the common shares of ITC Holdings were delisted from the New York Stock Exchange (“NYSE”) and the common shares of Fortis were listed and began trading on the NYSE. Fortis continues to have its shares listed on the Toronto Stock Exchange.

In the Merger, ITC Holdings shareholders received $22.57 in cash and 0.7520 Fortis common shares for each share of common stock of ITC Holdings (the “Merger consideration”). Upon completion of the Merger, ITC Holdings shareholders held approximately 27% of the common shares of Fortis. Under the Merger Agreement, outstanding options to acquire common stock of ITC Holdings vested immediately prior to closing and were converted into the right to receive the difference between the Merger consideration and the exercise price of each option in cash, restricted stock vested immediately prior to closing and was converted into the right to receive the Merger consideration in cash and performance shares vested immediately prior to closing at the higher of target or actual performance through the effective time of the Merger and were converted into the right to receive the Merger consideration in cash. The Merger consideration for purposes of settling the share-based compensation awards was $45.72.

For the three and nine months ended September 30, 2016, we expensed external legal, advisory and financial services fees related to the Merger of $2.0 million and $24.3 million, respectively, and certain internal labor and associated costs related to the Merger of approximately $3.1 million and $9.4 million, respectively, recorded within general and administrative expenses on the condensed consolidated statement of operations. In addition, subsequent to September 30, 2016 through the date of this filing, we have incurred external legal, advisory and financial services fees and certain internal labor and associated costs related to the Merger of approximately $75 million, including approximately $41 million of expense recognized due to the accelerated vesting of the share-based compensation awards described above. The external and internal costs related to the Merger will not be included as components of revenue requirement at our Regulated Operating Subsidiaries as they were incurred by ITC Holdings.

See Note 11 for legal matters associated with the Merger with Fortis.

3.                       RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Pronouncements

Amendment to the Balance Sheet Presentation of Debt Issuance Costs

In April 2015, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that amends the balance sheet presentation of debt issuance costs. This new standard requires debt issuance costs to be shown as a direct deduction from the carrying amount of the related debt, consistent with debt discounts. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. On January 1, 2016, we adopted this guidance retrospectively and have applied this change to all amounts presented in our condensed consolidated statements of financial position. The following shows the impact of this adoption on our previously reported consolidated statement of financial position as of December 31, 2015:

(in thousands)	Reported	Adjustment	Adjusted
Deferred financing fees (net of accumulated amortization)	$29,298	$(26,800)	$2,498
Debt maturing within one year	395,334	(229)	395,105
Long-term debt	4,060,923	(26,571)	4,034,352

We have accounted for this adoption as a change in accounting principle that is required due to a change in the authoritative accounting guidance. In connection with implementing this guidance, we adopted an accounting policy to present unamortized debt issuance costs associated with revolving credit agreements, commercial paper and other similar arrangements as an asset that is amortized over the life of the particular arrangement. In addition, we present debt issuance costs incurred prior to the associated debt funding as an asset for all other debt arrangements. This standard did not impact our consolidated statements of operations or cash flows.

Recently Issued Pronouncements

We have considered all new accounting pronouncements issued by the FASB and concluded the following accounting guidance, which has not yet been adopted by us, may have a material impact on our consolidated financial statements.

Revenue Recognition

In May 2014, the FASB issued authoritative guidance requiring entities to apply a new model for recognizing revenue from contracts with customers. The guidance will supersede the current revenue recognition guidance and require entities to evaluate their revenue recognition arrangements using a five-step model to determine when a customer obtains control of a transferred good or service. The guidance is effective for annual reporting periods beginning after December 15, 2017 and may be adopted using a full or modified retrospective approach. We do not expect the guidance to have a material impact on our consolidated results of operations, cash flows or financial position. However, we are still evaluating the disclosure requirements, the impacts of the recent clarifying amendments that have been issued by the FASB and the transition method we will elect to adopt the guidance.

Classification and Measurement of Financial Instruments

In January 2016, the FASB issued authoritative guidance amending the classification and measurement of financial instruments. The guidance requires entities to carry most investments in equity securities at fair value and recognize changes in fair value in net income, unless the investment results in consolidation or equity method accounting. Additionally, the new guidance amends certain disclosure requirements associated with the fair value of financial instruments. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The guidance is required to be adopted using a modified retrospective approach, with limited exceptions. We are currently assessing the impacts this guidance will have on our consolidated financial statements, including our disclosures.

Accounting for Leases

In February 2016, the FASB issued authoritative guidance on accounting for leases, which impacts accounting by lessees as well as lessors. The new guidance creates a dual approach for lessee accounting, with lease classification determined in accordance with principles in existing lease guidance. Income statement presentation differs depending on the lease classification; however, both types of leases result in lessees recognizing a right-of-use asset and a lease liability, with limited exceptions. Under existing accounting guidance, operating leases are not recorded on the balance sheet of lessees. The new guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and will be applied using a modified retrospective approach, with possible optional practical expedients. Early adoption is permitted. We are currently assessing the impacts this guidance will have on our consolidated financial statements, including our disclosures.

Simplification of Employee Share-Based Payment Accounting

In March 2016, the FASB issued authoritative guidance that simplifies several aspects of the accounting for employee share-based payment transactions. The new guidance (1) requires that an entity recognize all excess tax benefits and tax deficiencies as income tax benefit or expense in the income statement, (2) allows an entity to elect as an accounting policy either to estimate forfeitures (as currently required) or account for forfeitures when they occur, (3) modifies the current exception to liability classification of an award when an employer uses a net-settlement feature to withhold shares to meet the employer’s minimum statutory tax withholding requirement to apply if the withholding amount does not exceed the maximum statutory tax rate and (4) specifies the statement of cash flow presentation for excess tax benefits and cash payments to taxing authorities when shares are withheld to meet tax withholding requirements. Though the new guidance is not effective until January 1, 2017, we expect to early adopt the guidance in the fourth quarter of 2016. The various amendments require different transition methods including modified retrospective approach through a cumulative effect adjustment to retained earnings, prospective adoption and retrospective adoption. Assuming we adopt the guidance in the fourth quarter of 2016, we expect to record an adjustment to beginning retained earnings for excess tax benefits generated in years prior to adoption that were previously unrecognized. In addition, we expect to record an income tax benefit related to stock-based compensation that vested during 2016.

Classification of Certain Cash Receipts and Cash Payments on the Statement of Cash Flows

In August 2016, the FASB issued authoritative guidance on the classification of certain cash receipts and cash payments in the statement of cash flows to address diversity in practice. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The guidance should be applied retrospectively but may be applied prospectively if retrospective application would be impracticable. We are currently assessing the impacts this guidance will have on our classification of activity in our statement of cash flows.

4.                REGULATORY MATTERS

Regional Cost Allocation Refund

In October 2010, MISO and ITCTransmission made a filing with the Federal Energy Regulatory Commission (“FERC”) under Section 205 of the FPA to revise the MISO tariff to establish a methodology to allocate and recover costs of ITCTransmission’s Phase Angle Regulating Transformers (“PARs”) among MISO and other FERC-approved Regional Transmission Organizations (“RTOs”), New York Independent System Operator and PJM Interconnection (“other RTOs”). In December 2010, the FERC accepted the proposed revisions, subject to refund, while setting them for hearing and settlement procedures. On September 22, 2016, the FERC issued an order largely affirming the presiding administrative law judge’s initial decision issued in December 2012, which stated, among other things, that MISO and ITCTransmission failed to show that the other RTOs will benefit from the operation of ITCTransmission’s PARs. The FERC order requires ITCTransmission to provide refunds within 30 days for excess amounts collected from customers at the other RTOs. As a result of the FERC order, ITCTransmission will collect these revenues from network customers instead, resulting in an increase in network revenues and a decrease in regional cost sharing revenues and no material impact on total operating revenue or net income for the three and nine months ended September 30, 2016. ITCTransmission has recorded $28.7 million for this refund, including interest, in current liabilities on the condensed consolidated statements of financial position as of September 30, 2016, which resulted in a reduction to regional cost sharing revenues and an offsetting increase to network revenues for the three and nine months ended September 30, 2016. This refund, including interest, was provided to the other RTOs in October 2016. The timing for collection from our network customers of the amount refunded to the other RTOs has not yet been determined, but is expected to occur no later than 2018.

ITC Interconnection

ITC Interconnection was formed in 2014 by ITC Holdings to pursue transmission investment opportunities. On June 1, 2016, ITC Interconnection acquired certain transmission assets from a merchant generating company and placed a newly constructed 345 kV transmission line in service. As a result, ITC Interconnection became a transmission owner in PJM Interconnection, and is subject to rate-regulation by the FERC. The revenues earned by ITC Interconnection are based on its facilities reimbursement agreement with the merchant generating company. The financial results of ITC Interconnection are currently not material to our consolidated financial statements.

MISO Funding Policy for Generator Interconnections

On June 18, 2015, the FERC issued an order initiating a proceeding, pursuant to Section 206 of the Federal Power Act (“FPA”), to examine MISO’s funding policy for generator interconnections, which allows a transmission owner to unilaterally elect to fund network upgrades and recover such costs from the interconnection customer. In this order, the FERC suggested the MISO funding policy be revised to require mutual agreement between the interconnection customer and transmission owner to utilize the election to fund network upgrades. On January 8, 2016, MISO made a compliance filing to revise its funding policy to adopt the FERC suggestion to require mutual agreement between the customer and transmission owner (“TO”), with an effective date of June 24, 2015. ITCTransmission, METC and ITC Midwest (“MISO Regulated Operating Subsidiaries”), along with another MISO TO, are currently appealing the FERC’s orders on this issue. We do not expect the resolution of this proceeding to have a material impact on our consolidated results of operations, cash flows or financial condition.

MISO Formula Rate Template Modifications Filing

On October 30, 2015, our MISO Regulated Operating Subsidiaries requested modifications, pursuant to Section 205 of the FPA, to certain aspects of their respective FERC-approved formula rate templates (“formula rate templates”) which included, among other things, changes to ensure that various income tax items are computed correctly for purposes of determining their revenue requirements. Our MISO Regulated Operating Subsidiaries requested an effective date of January 1, 2016 for the proposed template changes. On December 30, 2015, the FERC conditionally accepted the formula rate template modifications and required a further compliance filing, which was made on February 8, 2016. On April 14, 2016, the FERC issued an order accepting the February 8, 2016 compliance filing, effective January 1, 2016. The formula rate templates, prior to any proposed modifications, include certain deferred income taxes on contributions in aid of construction in rate base that resulted in the joint applicants recovering excess amounts from customers. As of September 30, 2016 and December 31, 2015, our MISO Regulated Operating Subsidiaries had recorded an aggregate refund liability of $4.4 million and $10.4 million, respectively.

Challenges Regarding Bonus Depreciation

On December 18, 2015, Interstate Power and Light Company (“IP&L”) filed a formal challenge (“IP&L challenge”) with the FERC against ITC Midwest on certain inputs to ITC Midwest’s formula rates. The IP&L challenge alleged that ITC Midwest has unreasonably and imprudently opted out of using bonus depreciation in the calculation of its federal income tax expense and thereby unduly increased the transmission charges for transmission service to customers. On March 11, 2016, the FERC granted the IP&L challenge in part by requiring ITC Midwest to recalculate its revenue requirements, effective January 1, 2015, to simulate the election of bonus depreciation for 2015. The FERC denied IP&L’s request that ITC Midwest be required to elect bonus depreciation in any past or future years; however, stakeholders will be able to challenge any decision by ITC Midwest not to take bonus depreciation in future years. On June 8, 2016, the FERC denied ITC Midwest’s request for rehearing of the March 11, 2016 order. On August 3, 2016, ITC Midwest filed a petition for review of the FERC’s March 11, 2016 and June 8, 2016 orders in the United States Court of Appeals, District of Columbia Circuit. On September 8, 2016, ITC Midwest filed a motion to defer the petition pending the issuance of a private letter ruling from the IRS. In a separate but related matter, on April 15, 2016, Consumers Energy Company filed a formal challenge, or in the alternative, a complaint under Section 206 of the FPA, with the FERC against METC relating to METC’s historical practice of opting out of using bonus depreciation. On July 8, 2016, the FERC denied Consumers Energy Company’s formal challenge and dismissed the complaint without prejudice.

These condensed consolidated financial statements reflect the election of bonus depreciation for tax years 2015 and 2016 and the corresponding effects on 2016 revenue requirements for our Regulated Operating Subsidiaries. Additionally, as required by the March 11, 2016 FERC order, we have simulated the election of bonus depreciation for ITC Midwest’s 2015 revenue requirement and included the impact of the corresponding refund obligation in these condensed consolidated financial statements. The total impact from reflecting the election of bonus depreciation as described above was lower revenues of $4.2 million and $13.2 million and lower net income of approximately $2.5 million and $7.9 million for the three and nine months ended September 30, 2016, respectively, as compared to the same period if bonus depreciation was not reflected. These matters also resulted in additional net deferred income tax liabilities of approximately $145.4 million as of September 30, 2016, and a corresponding income tax refund of $128.2 million, which was received from the IRS in August 2016. We are unable to predict the final outcome of this matter; however, the election of bonus depreciation will result in higher cash flows in the year of the election and reduce our rate base and therefore decrease our revenues and net income over the tax lives of the eligible assets.

Rate of Return on Equity Complaints

See “Rate of Return on Equity Complaints” in Note 11 for a discussion of the complaints.

Cost-Based Formula Rate Templates with True-Up Mechanism

The transmission revenue requirements at our Regulated Operating Subsidiaries are set annually, using formula rate templates, and remain in effect for a one-year period. By completing their formula rate templates on an annual basis, our Regulated Operating Subsidiaries are able to make adjustments to reflect changing operational data and financial performance, including the amount of network load on their transmission systems (for our MISO Regulated Operating Subsidiaries), operating expenses and additions to property, plant and equipment when placed in service, among other items. The formula rate templates do not require further action or FERC filings each year, although the template inputs remain subject to legal challenge at the FERC. Our Regulated Operating Subsidiaries will continue to use formula rate templates to calculate their respective annual revenue requirements unless the FERC determines any template to be unjust and unreasonable or another mechanism is determined by the FERC to be just and reasonable. See “Rate of Return on Equity Complaints” in Note 11 for detail on return on equity (“ROE”) matters including incentive adders approved by the FERC in 2015.

Our formula rate templates include a true-up mechanism, whereby our Regulated Operating Subsidiaries compare their actual revenue requirements to their billed revenues for each year to determine any over- or under-collection of revenue requirements. Revenue is recognized for services provided during each reporting period based on actual revenue requirements calculated using the formula rate templates. Our Regulated Operating Subsidiaries accrue or defer revenues to the extent that the actual revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed relating to that reporting period. The amount of accrued or deferred revenues is reflected in future revenue requirements and thus flows through to customer bills within two years under the provisions of the formula rate templates.

The net changes in regulatory assets and liabilities associated with our Regulated Operating Subsidiaries’ formula rate revenue accruals and deferrals, including accrued interest, were as follows during the nine months ended September 30, 2016:

(in thousands)	Total
Net regulatory liability as of December 31, 2015	$(2,564)
Net refund of 2014 revenue deferrals and accruals, including accrued interest	16,785
Net revenue deferral for the nine months ended September 30, 2016	(24,503)
Net accrued interest payable for the nine months ended September 30, 2016	(732)
Net regulatory liability as of September 30, 2016	$(11,014)

Regulatory assets and liabilities associated with our Regulated Operating Subsidiaries’ formula rate revenue accruals and deferrals, including accrued interest, are recorded in the condensed consolidated statements of financial position at September 30, 2016 as follows:

(in thousands)	Total
Current assets	$22,262
Non-current assets	18,678
Current liabilities	(15,714)
Non-current liabilities	(36,240)
Net regulatory liability as of September 30, 2016	$(11,014)

5.                 GOODWILL AND INTANGIBLE ASSETS

Goodwill

At September 30, 2016 and December 31, 2015, we had goodwill balances recorded at ITCTransmission, METC and ITC Midwest of $173.4 million, $453.8 million and $323.0 million, respectively, which resulted from the ITCTransmission acquisition, the METC acquisition and ITC Midwest’s asset acquisition, respectively.

Intangible Assets

We have recorded intangible assets as a result of the METC acquisition in 2006. The carrying value of these assets was $28.9 million and $31.2 million (net of accumulated amortization of $29.5 million and $27.2 million) as of September 30, 2016 and December 31, 2015, respectively.

We have also recorded intangible assets for payments made by and obligations of ITC Great Plains to certain TOs to acquire rights, which are required under the SPP tariff to designate ITC Great Plains to build, own and operate projects within the SPP region, including the KETA Project and the Kansas V-Plan Project. The carrying amount of these intangible assets was $14.6 million and $14.4 million (net of accumulated amortization of $1.2 million and $1.0 million) as of September 30, 2016 and December 31, 2015, respectively.

During each of the three month periods ended September 30, 2016 and 2015, we recognized $0.8 million of amortization expense of our intangible assets, and we recognized $2.5 million during each of the nine month periods ended September 30, 2016 and 2015. For each of the next five years, we expect the annual amortization of our intangible assets that have been recorded as of September 30, 2016 to be $3.3 million per year.

6.                 DEBT

Derivative Instruments and Hedging Activities

We may use derivative financial instruments, including interest rate swap contracts, to manage our exposure to fluctuations in interest rates. The use of these financial instruments mitigates exposure to these risks and the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes. The interest rate swaps listed below manage interest rate risk associated with the forecasted future issuance of fixed-rate debt related to the expected refinancing of the maturing ITC Holdings 6.05% Senior Notes, due January 31, 2018. As of September 30, 2016, ITC Holdings had $384.3 million outstanding under the 6.05% Senior Notes.

Interest Rate Swaps	Notional	Weighted Average
(in millions, except percentages)	Amount	Fixed Rate	Original Term	Effective Date
July 2016 swaps	$75.0	1.616%	10 years	January 2018
August 2016 swap	25.0	1.599%	10 years	January 2018
Total	$100.0

The 10-year term interest rate swaps call for ITC Holdings to receive interest quarterly at a variable rate equal to LIBOR and pay interest semi-annually at various fixed rates effective for the 10-year period beginning January 31, 2018, after the agreements have been terminated. The agreements include a mandatory early termination provision and will be terminated no later than the effective date of the interest rate swaps of January 31, 2018. The interest rate swaps have been determined to be highly effective at offsetting changes in the fair value of the forecasted interest cash flows associated with the expected debt issuance, resulting from changes in benchmark interest rates from the trade date of the interest rate swaps to the issuance date of the debt obligation.

The interest rate swaps qualify for cash flow hedge accounting treatment, whereby any gain or loss recognized from the trade date to the effective date for the effective portion of the hedge is recorded net of tax in accumulated other comprehensive income (“AOCI”). This amount will be accumulated and amortized as a component of interest expense over the life of the forecasted debt. As of September 30, 2016, the fair value of the derivative instruments was an asset of less than $0.1 million and a liability of $0.2 million. None of the interest rate swaps contain credit-risk-related contingent features. Refer to Note 10 for additional fair value information.

In June 2016, we terminated $300.0 million of 10-year interest rate swap contracts that managed the interest rate risk associated with the unsecured Notes issued by ITC Holdings described below. A summary of the terminated interest rate swaps is provided below:

		Weighted Average	Comparable
Interest Rate Swaps		Fixed Rate of	Reference Rate	Loss on	Settlement
(in millions, except percentages)	Amount	Interest Rate Swaps	of Notes	Derivatives	Date
10-year interest rate swaps	$300.0	1.99%	1.37%	$17.2	June 2016

The interest rate swaps qualified for cash flow hedge accounting treatment and the loss of $17.2 million was recognized in June 2016 for the effective portion of the hedges and recorded net of tax in AOCI. This amount is being amortized as a component of interest expense over the life of the related debt. The ineffective portion of the hedges was recognized in the condensed consolidated statement of operations for the nine months ended September 30, 2016 and was not material.

METC

On April 26, 2016, METC issued $200.0 million of 3.90% Senior Secured Notes, due April 26, 2046. The proceeds were used to repay the $200.0 million borrowed under METC’s term loan credit agreement. The METC Senior Secured Notes were issued under its first mortgage indenture and secured by a first mortgage lien on substantially all of its real property and tangible personal property.

ITC Holdings

Commercial Paper Program

ITC Holdings has an ongoing commercial paper program for the issuance and sale of unsecured commercial paper in an aggregate amount not to exceed $400.0 million outstanding at any one time. As of September 30, 2016, ITC Holdings had approximately $135.9 million of commercial paper issued and outstanding under the program, with a weighted-average interest rate of 0.8% and weighted average remaining days to maturity of 16 days. The proceeds from issuances under the program during the nine months ended September 30, 2016 were used to repay and retire the $139.3 million of ITC Holdings’ 5.875% Senior Notes, due September 30, 2016, and for general corporate purposes, including the repayment of borrowings under ITC Holdings’ revolving credit agreement. The amount outstanding as of September 30, 2016 was classified as debt maturing within one year in the condensed consolidated statements of financial position.

Unsecured Notes

On July 5, 2016, ITC Holdings issued $400.0 million aggregate principal amount of unsecured 3.25% Notes, due June 30, 2026. The proceeds from the issuance were used to repay the $161.0 million outstanding under ITC Holdings’ term loan credit agreement and for general corporate purposes, primarily the repayment of indebtedness outstanding under ITC Holdings’ commercial paper program discussed above. These Notes were issued under ITC Holdings’ indenture, dated April 18, 2013.

Revolving Credit Agreements

At September 30, 2016, ITC Holdings and its Regulated Operating Subsidiaries had the following unsecured revolving credit facilities available:

					Weighted Average
	Total				Interest Rate on
	Available	Outstanding	Unused		Outstanding		Commitment
(in millions)	Capacity	Balance (a)	Capacity		Balance		Fee Rate (b)
ITC Holdings	$400.0	$7.0	$393.0	(c)	1.8	%(d)	0.175%
ITCTransmission	100.0	41.6	58.4		1.4	%(e)	0.10%
METC	100.0	25.8	74.2		1.4	%(e)	0.10%
ITC Midwest	250.0	104.3	145.7		1.4	%(e)	0.10%
ITC Great Plains	150.0	58.7	91.3		1.4	%(e)	0.10%
Total	$1,000.0	$237.4	$762.6

(a)          Included within long-term debt.

(b)         Calculation based on the average daily unused commitments, subject to adjustment based on the borrower’s credit rating.

(c)          ITC Holdings’ revolving credit agreement may be used for general corporate purposes, including to repay commercial paper issued pursuant to the commercial paper program described above, if necessary. While outstanding commercial paper does not reduce available capacity under ITC Holdings’ revolving credit agreement, the unused capacity under this agreement adjusted for the commercial paper outstanding was $257.1 million as of September 30, 2016.

(d)         Loan bears interest at a rate equal to LIBOR plus an applicable margin of 1.25% or at a base rate, which is defined as the higher of the prime rate, 0.50% above the federal funds rate or 1.00% above the one month LIBOR, plus an applicable margin of 0.25%, subject to adjustments based on ITC Holdings’ credit rating.

(e)          Loans bear interest at a rate equal to LIBOR plus an applicable margin of 1.00% or at a base rate, which is defined as the higher of the prime rate, 0.50% above the federal funds rate or 1.00% above the one month LIBOR, subject to adjustments based on the borrower’s credit rating.

On April 7, 2016, each of ITC Holdings and its Regulated Operating Subsidiaries amended its respective unsecured revolving credit agreement to allow for the consummation of the Merger.

Covenants

Our debt instruments contain numerous financial and operating covenants that place significant restrictions on certain transactions, such as incurring additional indebtedness, engaging in sale and lease-back transactions, creating liens or other encumbrances, entering into mergers, consolidations, liquidations or dissolutions, creating or acquiring subsidiaries, selling or otherwise disposing of all or substantially all of our assets and paying dividends. In addition, the covenants require us to meet certain financial ratios, such as maintaining certain debt to capitalization ratios and maintaining certain interest coverage ratios. As of September 30, 2016, we were not in violation of any debt covenant.

7.             STOCKHOLDERS’ EQUITY

The changes in stockholders’ equity for the nine months ended September 30, 2016 were as follows:

				Accumulated
				Other	Total
	Common Stock		Retained	Comprehensive	Stockholders’
(in thousands, except share and per share data)	Shares	Amount	Earnings	Income (Loss)	Equity
BALANCE, DECEMBER 31, 2015	152,699,077	$829,211	$875,595	$4,265	$1,709,071
Net income	—	—	184,601	—	184,601
Repurchase and retirement of common stock	(215,791)	(9,449)	—	—	(9,449)
Dividends declared ($0.5905 per share)	—	—	(90,435)	—	(90,435)
Stock option exercises	473,519	11,376	—	—	11,376
Shares issued under the Employee Stock Purchase Plan	40,219	1,228	—	—	1,228
Issuance of restricted stock (a)	464,395	—	—	—	—
Forfeiture of restricted stock	(22,750)	—	—	—	—
Forfeiture of performance shares	(5,998)	—	—	—	—
Share-based compensation, net of forfeitures	—	16,685	—	—	16,685
Other comprehensive loss, net of tax	—	—	—	(7,120)	(7,120)
Other	—	159	—	—	159
BALANCE, SEPTEMBER 30, 2016	153,432,671	$849,210	$969,761	$(2,855)	$1,816,116

(a)         On May 19, 2016, pursuant to the 2015 Long-Term Incentive Plan, we granted 453,219 shares of restricted stock, which vested as part of the closing of the Merger on October 14, 2016 as described in Note 2.

The changes in stockholders’ equity for the nine months ended September 30, 2015 were as follows:

				Accumulated
				Other	Total
	Common Stock		Retained	Comprehensive	Stockholders’
(in thousands, except share and per share data)	Shares	Amount	Earnings	Income (Loss)	Equity
BALANCE, DECEMBER 31, 2014	155,140,967	$923,191	$741,550	$4,816	$1,669,557
Net income	—	—	205,041	—	205,041
Repurchase and retirement of common stock	(667,487)	(21,931)	—	—	(21,931)
Dividends declared ($0.5125 per share)	—	—	(79,691)	—	(79,691)
Stock option exercises (a)	1,165,435	10,599	—	—	10,599
Shares issued under the Employee Stock Purchase Plan	55,905	1,723	—	—	1,723
Issuance of restricted stock	254,711	—	—	—	—
Forfeiture of restricted stock	(53,197)	—	—	—	—
Issuance of performance shares	287,464	—	—	—	—
Forfeiture of performance shares	(6,713)	—	—	—	—
Share-based compensation, net of forfeitures	—	12,461	—	—	12,461
Forward contracts of accelerated share repurchase	—	(115,000)	—	—	(115,000)
Other comprehensive loss, net of tax	—	—	—	(889)	(889)
Other	—	(6)	—	—	(6)
BALANCE, SEPTEMBER 30, 2015	156,177,085	$811,037	$866,900	$3,927	$1,681,864

(a)         An additional 37,941 shares of our common stock were issued during the three months ended December 31, 2015 for stock option exercises. Total shares of 1,203,376 were issued during the year ended December 31, 2015 due to the exercise of stock options.

Accumulated Other Comprehensive Income

The following table provides the components of changes in AOCI for the three and nine months ended September 30, 2016 and 2015:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands)	2016	2015	2016	2015
Balance at the beginning of period	$(3,076)	$6,078	$4,265	$4,816
Derivative instruments
Reclassification of net loss relating to interest rate cash flow hedges from AOCI to interest expense — net (net of tax of $266 and $100 for the three months ended September 30, 2016 and 2015, respectively, and net of tax of $458 and $261 for the nine months ended September 30, 2016 and 2015, respectively)	375	111	605	372
Loss on interest rate swaps relating to interest rate cash flow hedges (net of tax of $98 and $1,639 for the three months ended September 30, 2016 and 2015, respectively, and net of tax of $5,865 and $920 for the nine months ended September 30, 2016 and 2015, respectively)	(136)	(2,280)	(8,137)	(1,282)
Derivative instruments, net of tax	239	(2,169)	(7,532)	(910)
Available-for-sale securities
Unrealized net (loss) gain on available-for-sale securities (net of tax of $13 for the three months ended September 30, 2016 and 2015, and net of tax of $296 and $15 for the nine months ended September 30, 2016 and 2015, respectively)	(18)	18	412	21

Available-for-sale securities, net of tax	(18)	18	412	21
Total other comprehensive income (loss), net of tax	221	(2,151)	(7,120)	(889)
Balance at the end of period	$(2,855)	$3,927	$(2,855)	$3,927

The amount of net loss relating to interest rate cash flow hedges to be reclassified from AOCI to interest expense for the 12-month period ending September 30, 2017 is expected to be approximately $2.5 million.

The Merger

On October 14, 2016, ITC Holdings became a wholly-owned subsidiary of Investment Holdings, which is an indirect subsidiary of Fortis and GIC, upon the closing of the Merger. On the same date, the common shares of ITC Holdings were delisted from the NYSE. Refer to Note 2 for further details of the Merger.

8.            EARNINGS PER SHARE

We report both basic and diluted EPS. Our restricted stock contain rights to receive nonforfeitable dividends and thus, are participating securities requiring the two-class method of computing EPS. A reconciliation of both calculations for the three and nine months ended September 30, 2016 and 2015 is presented in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands, except share, per share data and percentages)	2016	2015	2016	2015
Numerator:
Net income	$49,638	$65,573	$184,601	$205,041
Less: dividends declared and paid — common and restricted shares	(32,999)	(29,230)	(90,277)	(79,697)
Undistributed earnings	16,639	36,343	94,324	125,344
Percentage allocated to common shares (a)	99.3%	99.3%	99.3%	99.3%
Undistributed earnings — common shares	16,523	36,089	93,664	124,467
Add: dividends declared and paid — common shares	32,766	29,036	89,656	79,136
Numerator for basic and diluted earnings per common share	$49,289	$65,125	$183,320	$203,603
Denominator:
Basic earnings per common share — weighted average common shares outstanding	152,028,595	154,836,673	151,754,084	154,348,478
Incremental shares for stock options, employee stock purchase plan shares and performance shares — weighted average assumed conversion	1,189,049	687,035	1,126,616	1,104,516
Diluted earnings per common share — adjusted weighted average shares and assumed conversion	153,217,644	155,523,708	152,880,700	155,452,994
Per common share net income:
Basic	$0.32	$0.42	$1.21	$1.32
Diluted	$0.32	$0.42	$1.20	$1.31

(a) Weighted average common shares outstanding	152,028,595	154,836,673	151,754,084	154,348,478
Weighted average restricted shares (participating securities)	1,088,340	1,040,212	1,025,033	1,127,490
Total	153,116,935	155,876,885	152,779,117	155,475,968
Percentage allocated to common shares	99.3%	99.3%	99.3%	99.3%

The incremental shares for stock options and employee stock purchase plan (“ESPP”) shares are included in the diluted EPS calculation using the treasury stock method, unless the effect of including them would be anti-dilutive. Additionally, performance shares are included in the diluted EPS calculation using the treasury stock method when the performance metric is substantively measurable as of the end of the reporting period and has been met under the assumption the end of the reporting period was the end of the performance period. The outstanding stock options, ESPP shares and performance shares and the anti-dilutive stock options and ESPP shares excluded from the diluted EPS calculations were as follows:

	2016	2015
Outstanding stock options, ESPP shares and performance shares (as of September 30)	3,613,464	4,138,180
Anti-dilutive stock options and ESPP shares (for the three and nine months ended September 30)	—	1,059,106

The Merger

On October 14, 2016, ITC Holdings became a wholly-owned subsidiary of Investment Holdings, which is an indirect subsidiary of Fortis and GIC, upon the closing of the Merger. On the same date, the common shares of ITC Holdings were delisted from the NYSE. Refer to Note 2 for further details of the Merger.

9.                                      RETIREMENT BENEFITS AND ASSETS HELD IN TRUST

Pension Plan Benefits

We have a qualified defined benefit pension plan (“retirement plan”) for eligible employees, comprised of a traditional final average pay plan and a cash balance plan. The traditional final average pay plan is noncontributory, covers select employees, and provides retirement benefits based on years of benefit service, average final compensation and age at retirement. The cash balance plan is also noncontributory, covers substantially all employees and provides retirement benefits based on eligible compensation and interest credits. Our funding practice for the retirement plan is to contribute amounts necessary to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus additional amounts as we determine appropriate. During the nine months ended September 30, 2016, we contributed $2.8 million to the retirement plan. We do not expect to make any additional contributions to this plan in 2016.

We also have two supplemental nonqualified, noncontributory, defined benefit pension plans for selected management employees (the “supplemental benefit plans” and collectively with the retirement plan, the “pension plans”). The supplemental benefit plans provide for benefits that supplement those provided by the retirement plan. We contributed $5.2 million to the supplemental benefit plans during the nine months ended September 30, 2016. We do not expect to make any additional contributions to these plans in 2016.

Net periodic benefit cost for the pension plans, by component, was as follows for the three and nine months ended September 30, 2016 and 2015:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands)	2016	2015	2016	2015
Service cost	$1,602	$1,624	$4,810	$4,872
Interest cost	872	924	2,616	2,772
Expected return on plan assets	(931)	(960)	(2,795)	(2,879)
Amortization of prior service credit	(5)	(10)	(13)	(31)
Amortization of unrecognized loss	877	1,061	2,629	3,182
Net pension cost	$2,415	$2,639	$7,247	$7,916

Other Postretirement Benefits

We provide certain postretirement health care, dental and life insurance benefits for eligible employees. During the nine months ended September 30, 2016, we contributed $5.6 million to the postretirement benefit plan. We expect to make estimated additional contributions of $1.7 million to the postretirement benefit plan in 2016.

Net postretirement benefit plan cost, by component, was as follows for the three and nine months ended September 30, 2016 and 2015:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands)	2016	2015	2016	2015
Service cost	$1,855	$2,121	$5,565	$6,364
Interest cost	631	620	1,891	1,858
Expected return on plan assets	(531)	(463)	(1,592)	(1,389)
Amortization of unrecognized loss	—	125	—	375
Net postretirement cost	$1,955	$2,403	$5,864	$7,208

Defined Contribution Plan

We also sponsor a defined contribution retirement savings plan. Participation in this plan is available to substantially all employees. We match employee contributions up to certain predefined limits based upon eligible compensation and the employee’s contribution rate. The cost of this plan was $0.9 million and $0.8 million for the three months ended September 30, 2016 and 2015, respectively, and $3.4 million and $3.2 million for the nine months ended September 30, 2016 and 2015, respectively.

10.       FAIR VALUE MEASUREMENTS

The measurement of fair value is based on a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the nine months ended September 30, 2016 and the year ended December 31, 2015, there were no transfers between levels.

Our assets and liabilities measured at fair value subject to the three-tier hierarchy at September 30, 2016, were as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other Observable	Unobservable
(in thousands)	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Financial assets measured on a recurring basis:
Mutual funds — fixed income securities	$42,231	$—	$—
Mutual funds — equity securities	1,049	—	—
Interest rate swap derivative	—	7	—
Financial liabilities measured on a recurring basis:
Interest rate swap derivatives	—	(240)	—
Total	$43,280	$(233)	$—

Our assets and liabilities measured at fair value subject to the three-tier hierarchy at December 31, 2015, were as follows:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other Observable	Unobservable
(in thousands)	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Financial assets measured on a recurring basis:
Cash and cash equivalents — cash equivalents	$49	$—	$—
Mutual funds — fixed income securities	35,813	—	—
Mutual funds — equity securities	976	—	—
Interest rate swap derivative	—	112	—
Financial liabilities measured on a recurring basis:
Interest rate swap derivatives	—	(3,548)	—
Total	$36,838	$(3,436)	$—

As of September 30, 2016 and December 31, 2015, we held certain assets and liabilities that are required to be measured at fair value on a recurring basis. The assets included in the table consist of investments recorded within cash and cash equivalents and other long-term assets, including investments held in a trust associated with our supplemental nonqualified, noncontributory, retirement benefit plans for selected management employees. Our cash and cash equivalents consisted of money market funds that are recorded at cost plus accrued interest to approximate fair value. Our mutual funds consist of publicly traded mutual funds and are recorded at fair value based on observable trades for identical securities in an active market. Changes in the observed trading prices and liquidity of money market funds are monitored as additional support for determining fair value. Gain and losses are recorded in earnings for investments classified as trading securities and other comprehensive income for investments classified as available-for-sale.

The asset and liability related to derivatives consist of interest rate swaps discussed in Note 6. The fair value of our interest rate swap derivatives is determined based on a discounted cash flow (“DCF”) method using LIBOR swap rates, which are observable at commonly quoted intervals.

We also held non-financial assets that are required to be measured at fair value on a non-recurring basis. These consist of goodwill and intangible assets. We did not record any impairment charges on long-lived assets and no other significant events occurred requiring non-financial assets and liabilities to be measured at fair value (subsequent to initial recognition) during the nine months ended September 30, 2016. For additional information on our goodwill and intangible assets, please refer to the notes to the consolidated financial statements as of and for the year ended December 31, 2015 included in our Form 10-K for such period and to Note 5 of this Form 10-Q.

Fair Value of Financial Assets and Liabilities

Fixed Rate Debt

Based on the borrowing rates obtained from third party lending institutions currently available for bank loans with similar terms and average maturities from active markets, the fair value of our consolidated long-term debt and debt maturing within one year, excluding revolving and term loan credit agreements and commercial paper, was $4,592.1 million and $3,879.7 million at September 30, 2016 and December 31, 2015, respectively. These fair values represent Level 2 measurements under the three-tier hierarchy described above. The total book value of our consolidated long-term debt and debt maturing within one year, net of discount and deferred financing fees and excluding revolving and term loan credit agreements and commercial paper, was $4,110.9 million and $3,653.6 million at September 30, 2016 and December 31, 2015, respectively.

Revolving and Term Loan Credit Agreements

At September 30, 2016 and December 31, 2015, we had a consolidated total of $237.4 million and $680.9 million, respectively, outstanding under our revolving and term loan credit agreements, which are variable rate loans. The fair value of these loans approximates book value based on the borrowing rates currently available for variable rate loans obtained from third party lending institutions. These fair values represent Level 2 under the three-tier hierarchy described above.

Other Financial Instruments

The carrying value of other financial instruments included in current assets and current liabilities, including cash and cash equivalents, special deposits and commercial paper, approximates their fair value due to the short-term nature of these instruments.

11.       COMMITMENTS AND CONTINGENT LIABILITIES

Environmental Matters

We are subject to federal, state and local environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of solid and hazardous wastes and hazardous materials, and impose obligations to investigate and remediate contamination in certain circumstances. Liabilities relating to investigation and remediation of contamination, as well as other liabilities concerning hazardous materials or contamination, such as claims for personal injury or property damage, may arise at many locations, including formerly owned or operated properties and sites where wastes have been treated or disposed of, as well as properties currently owned or operated by us. Such liabilities may arise even where the contamination does not result from noncompliance with applicable environmental laws. Under some environmental laws, such liabilities may also be joint and several, meaning that a party can be held responsible for more than its share of the liability involved, or even the entire share. Although environmental requirements generally have become more stringent and compliance with those requirements more expensive, we are not aware of any specific developments that would increase our costs for such compliance in a manner that would be expected to have a material adverse effect on our results of operations, financial position or liquidity.

Our assets and operations also involve the use of materials classified as hazardous, toxic or otherwise dangerous. Many of the properties that we own or operate have been used for many years, and include older facilities and equipment that may be more likely than newer ones to contain or be made from such materials. Some of these properties include aboveground or underground storage tanks and associated piping. Some of them also include large electrical equipment filled with mineral oil, which may contain or previously have contained polychlorinated biphenyls, or PCBs. Our facilities and equipment are often situated on or near property owned by others so that, if they are the source of contamination, others’ property may be affected. For example, aboveground and underground transmission lines sometimes traverse properties that we do not own and transmission assets that we own or operate are sometimes commingled at our transmission stations with distribution assets owned or operated by our transmission customers.

Some properties in which we have an ownership interest or at which we operate are, or are suspected of being, affected by environmental contamination. We are not aware of any pending or threatened claims against us with respect to environmental contamination relating to these properties, or of any investigation or remediation of contamination at these properties, that entail costs likely to materially affect us. Some facilities and properties are located near environmentally sensitive areas such as wetlands.

Claims have been made or threatened against electric utilities for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields associated with electric transmission and distribution lines. While we do not believe that a causal link between electromagnetic field exposure and injury has been generally established and accepted in the scientific community, the liabilities and costs imposed on our business could be significant if such a relationship is established or accepted. We are not aware of any pending or threatened claims against us for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields and electric transmission and distribution lines that entail costs likely to have a material adverse effect on our results of operations, financial position or liquidity.

Litigation

We are involved in certain legal proceedings before various courts, governmental agencies and mediation panels concerning matters arising in the ordinary course of business. These proceedings include certain contract disputes, eminent domain and vegetation management activities, regulatory matters and pending judicial matters. We cannot predict the final disposition of such proceedings. We regularly review legal matters and record provisions for claims that are considered probable of loss.

Michigan Sales and Use Tax Audit

The Michigan Department of Treasury has conducted sales and use tax audits of ITCTransmission for the audit periods April 1, 2005 through June 30, 2008 and October 1, 2009 through September 30, 2013. The Michigan Department of Treasury has denied ITCTransmission’s claims of the industrial processing exemption from use tax that it has taken beginning January 1, 2007. The exemption claim denials resulted in use tax assessments against ITCTransmission. ITCTransmission filed administrative appeals to contest these use tax assessments.

In a separate, but related case involving a Michigan-based public utility that made similar industrial processing exemption claims, the Michigan Supreme Court ruled in July 2015 that the electric system, which involves altering voltage, constitutes an exempt, industrial processing activity. However, the ruling further held the electric system is also used for other functions that would not be exempt, and remanded the case to the Michigan Court of Claims to determine how the exemption applies to assets that are used in electric distribution activities. On March 30, 2016, ITCTransmission withdrew its administrative appeals, and subsequently filed a civil action in the Michigan Court of Claims seeking to have the use tax assessments at issue canceled. This litigation is currently in the discovery stage. Given the preliminary status of this litigation, ITCTransmission cannot estimate the timing of any potential tax assessments or refunds.

The amount of use tax associated with the exemptions taken by ITCTransmission through September 30, 2016 is estimated to be approximately $20.2 million, including interest. This amount includes approximately $10.6 million, including interest, assessed for the audit periods noted above. ITCTransmission believes it is probable that portions of the use tax assessments will be sustained upon resolution of this matter and has recorded $9.5 million and $5.9 million for this contingent liability, including interest, as of September 30, 2016 and December 31, 2015, respectively, primarily as an increase to property, plant and equipment, which is a component of revenue requirement in our cost-based formula rate.

METC has also taken the industrial processing exemption, estimated to be approximately $10.4 million for open periods. METC has not been assessed any use tax liability and has not recorded any contingent liability as of September 30, 2016 associated with this matter. In the event it becomes appropriate to record additional use tax liability relating to this matter, ITCTransmission and METC would record the additional use tax primarily as an increase to the cost of property, plant and equipment, as the majority of purchases for which the exemption was taken relate to equipment purchases associated with capital projects.

Rate of Return on Equity Complaints

On November 12, 2013, the Association of Businesses Advocating Tariff Equity, Coalition of MISO Transmission Customers, Illinois Industrial Energy Consumers, Indiana Industrial Energy Consumers, Inc., Minnesota Large Industrial Group and Wisconsin Industrial Energy Group (collectively, the “complainants”) filed a complaint with the FERC under Section 206 of the FPA (the “Initial Complaint”), requesting that the FERC find the current 12.38% MISO regional base ROE rate (the “base ROE”) for all MISO TOs, including ITCTransmission, METC and ITC Midwest, to no longer be just and reasonable. The complainants sought a FERC order reducing the base ROE used in the formula transmission rates for our MISO Regulated Operating Subsidiaries to 9.15%, reducing the equity component of our capital structure from the FERC approved 60% to 50% and terminating the ROE adders currently approved for certain ITC Holdings operating companies, including adders currently utilized by ITCTransmission and METC.

On June 19, 2014, in a separate Section 206 complaint against the regional base ROE rate for ISO New England TOs, the FERC adopted a new methodology for establishing base ROE rates for electric transmission utilities. The new methodology is based on a two-step DCF analysis that uses both short-term and long-term growth projections in calculating ROE rates for a proxy group of electric utilities. The previous methodology used only short-term growth projections. The FERC also reiterated that it can apply discretion in determining how ROE rates are established within a zone of reasonableness and reiterated its policy for limiting the overall ROE rate for any company, including the base and all applicable adders, at the high end of the zone of reasonableness set by the two-step DCF methodology. The new method presented in the ISO New England ROE case will be used in resolving the MISO ROE case.

On October 16, 2014, the FERC granted the complainants’ request in part by setting the base ROE for hearing and settlement procedures, while denying all other aspects of the Initial Complaint. The FERC found that the complainants failed to show that the use of actual or FERC-approved capital structures that include more than 50% equity is unjust and unreasonable. The FERC also denied the request to terminate ITCTransmission’s and METC’s ROE incentives. The order reiterated that any TO’s total ROE rate is limited by the top end of a zone of reasonableness and the TO’s ability to implement the full amount of previously granted ROE adders may be affected by the outcome of the hearing. The FERC set the refund effective date for the Initial Complaint as November 12, 2013.

On December 22, 2015, the presiding administrative law judge issued an initial decision on the Initial Complaint. On September 28, 2016, the FERC issued an order (the “September 2016 Order”) affirming the presiding administrative law judge’s initial decision and setting the base ROE at 10.32%, with a maximum ROE of 11.35%, effective for the period from

November 12, 2013 through February 11, 2015 (the “Initial Refund Period”). Additionally, the rates established by the September 2016 Order will be used prospectively from the date of the order until a new approved rate is established by the Second Complaint described below, which result in an ROE used currently by ITCTransmission, METC and ITC Midwest of 11.35%, 11.35% and 11.32%, respectively. The September 2016 Order requires all MISO TOs, including our MISO Regulated Operating Subsidiaries, to provide refunds within 30 days for the Initial Refund Period. The estimated refund for the Initial Complaint resulting from this FERC order, including interest, is $117.4 million for our MISO Regulated Operating Subsidiaries, recorded in current liabilities on the condensed consolidated statements of financial position. On October 21, 2016, the MISO TOs, including our MISO Regulated Operating Subsidiaries, filed a request with the FERC for an extension of nine months to provide refunds until July 28, 2017, which was granted by the FERC on October 28, 2016. Additionally, on October 28, 2016, the MISO TOs, including our MISO Regulated Operating Subsidiaries, filed a request with the FERC for rehearing of the September 2016 Order regarding the future exclusion of certain short-term growth projections in the two-step DCF analysis.

On February 12, 2015, an additional complaint was filed with the FERC under Section 206 of the FPA (the “Second Complaint”) by Arkansas Electric Cooperative Corporation, Mississippi Delta Energy Agency, Clarksdale Public Utilities Commission, Public Service Commission of Yazoo City and Hoosier Energy Rural Electric Cooperative, Inc., seeking a FERC order to reduce the base ROE used in the formula transmission rates of our MISO Regulated Operating Subsidiaries to 8.67%, with an effective date of February 12, 2015. On March 11, 2015, the MISO TOs filed an answer to the Second Complaint with the FERC supporting the current base ROE as just and reasonable. On June 18, 2015, the FERC accepted the Second Complaint and set it for hearing and settlement procedures. The FERC also set the refund effective date for the Second Complaint as February 12, 2015.

On October 20, 2015, the MISO TOs filed expert witness testimony in the Second Complaint proceeding supporting the existing base ROE as just and reasonable. However, in the event that the FERC elects to change the base ROE, the testimony included a recommendation of a 10.75% base ROE for the period from February 12, 2015 through May 11, 2016 (the “Second Refund Period”). Updated data to be considered in establishing any new base ROE was filed by the parties to the Second Complaint in January 2016, including a recommendation in the updated MISO TO expert witness testimony to use a 10.96% base ROE. On June 30, 2016, the presiding administrative law judge issued an initial decision on the Second Complaint, which recommended a base ROE of 9.70% for the Second Refund Period, with a maximum ROE of 10.68%. The initial decision is a non-binding recommendation to the FERC on the Second Complaint, and all parties, including the MISO TOs and the complainants, have filed briefs contesting various parts of the proposed findings and recommendations. In resolving the Second Complaint, we expect the FERC to establish a new base ROE and zone of reasonable returns that will be used, along with any ROE adders, to calculate the refund liability for the Second Refund Period. We anticipate a FERC order on the Second Complaint in 2017.

In addition to the estimated refund for the Initial Complaint noted above, we believe it is probable that a refund will be required in connection with the Second Complaint. As of September 30, 2016, the estimated range of aggregate refunds for both the Initial Complaint and Second Complaint is expected to be from $219.0 million to $255.7 million on a pre-tax basis for the period from November 12, 2013 through September 30, 2016. As of September 30, 2016, our MISO Regulated Operating Subsidiaries had recorded an aggregate estimated regulatory liability of $255.7 million for the Initial Complaint and Second Complaint, representing the best estimate of the probable aggregate refunds based on the resolution of the Initial Complaint in the September 2016 Order. As of December 31, 2015, our MISO Regulated Operating Subsidiaries had recorded an aggregate estimated regulatory liability of $168.0 million, which represented the low end of the range of potential refunds as of that date, as there was no best estimate within the range of refunds at that time. The recognition of this estimated liability resulted in the following impacts to our condensed consolidated results of operations:

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions)	2016	2015	2016	2015
Increase (decrease) in:
Operating revenues	$(55.0)	$(18.0)	$(80.7)	$(38.8)
Interest expense	3.9	0.5	7.0	1.4
Estimated net income (a)	(35.7)	(11.2)	(53.4)	(24.5)

(a)         Includes an effect on net income of $27.1 million for the three and nine months ended September 30, 2016 for revenue initially recognized in 2015, 2014 and 2013. There was no effect on net income for the three and nine months ended September 30, 2015 for revenue initially recognized in a prior period.

It is possible the outcome of these matters could differ from the estimated range of losses and materially affect our consolidated results of operations due to the uncertainty of the calculation of an authorized base ROE along with the zone of reasonableness under the newly adopted two-step DCF methodology, which is subject to significant discretion by the FERC. As of September 30, 2016, our MISO Regulated Operating Subsidiaries had a total of approximately $2.9 billion of equity in their collective capital structures for ratemaking purposes. Based on this level of aggregate equity, we estimate that each 10 basis point reduction in the authorized ROE would reduce annual consolidated net income by approximately $2.9 million.

In a separate but related matter, in November 2014, METC, ITC Midwest and other MISO TOs filed a request with the FERC, under FPA Section 205, for authority to include a 50 basis point incentive adder for RTO participation in each of the TOs’ formula rates. On January 5, 2015, the FERC approved the use of this incentive adder, effective January 6, 2015. Additionally, ITC Midwest filed a request with the FERC, under FPA Section 205, in January 2015 for authority to include a 100 basis point incentive adder for independent transmission ownership, which is currently authorized for ITCTransmission and METC. On March 31, 2015, the FERC approved the use of a 50 basis point incentive adder for independence, effective April 1, 2015. On April 30, 2015, ITC Midwest filed a request with the FERC for rehearing on the approved incentive adder for independence and this request was subsequently denied by the FERC on January 6, 2016. An appeal of the FERC’s decision has been filed. Beginning September 28, 2016, these incentive adders have been applied to METC’s and ITC Midwest’s base ROEs in establishing their total authorized ROE rates, subject to the maximum ROE limitation in the September 2016 Order of 11.35%.

Challenges Regarding Bonus Depreciation

See “Challenges Regarding Bonus Depreciation” in Note 4 for discussion of these challenges.

Legal Matters Associated with the Merger

Following the announcement of the Merger, four putative state class action lawsuits were filed by purported shareholders of ITC Holdings on behalf of a purported class of ITC Holdings shareholders. Initially, the four actions (Paolo Guerra v. Albert Ernst, et al., Harvey Siegelman v. Joseph L. Welch, et al., Alan Poland v. Fortis Inc., et al., Sanjiv Mehrotra v. Joseph L. Welch, et al.) were filed in the Oakland County Circuit Court of the State of Michigan. The complaints name as defendants a combination of ITC Holdings and the individual members of the ITC Holdings board of directors, Fortis, FortisUS and Merger Sub. The complaints generally allege, among other things, that (1) ITC Holdings’ directors breached their fiduciary duties in connection with the Merger Agreement, (including, but not limited to, various alleged breaches of duties of good faith, loyalty, care and independence), (2) ITC Holdings’ directors failed to take appropriate steps to maximize shareholder value and claims that the Merger Agreement contains several deal protection provisions that are unnecessarily preclusive and (3) a combination of ITC Holdings, Fortis, FortisUS and Merger Sub aided and abetted the purported breaches of fiduciary duties. The complaints seek class action certification and a variety of relief including, among other things, enjoining defendants from completing the Merger, unspecified rescissory and compensatory damages, and costs, including attorneys’ fees and expenses. The Siegelman case was voluntarily dismissed by the plaintiff on March 22, 2016. On March 23, 2016, the state court entered an order directing that the related cases be consolidated under the caption In re ITC Holdings Corporation Shareholder Litigation. On April 8, 2016, Poland filed an amended complaint to add derivative claims on behalf of ITC Holdings.

On March 14, 2016, the Guerra state court action was dismissed by the plaintiff and refiled in the United States District Court, Eastern District of Michigan, as Paolo Guerra v. Albert Ernst, et al. The federal complaint names the same defendants (plus FortisUS), asserts the same general allegations and seeks the same types of relief as in the state court cases. On March 25, 2016, Guerra amended his federal complaint. The amended complaint dropped Fortis US, Fortis and Merger Sub as defendants and added claims alleging that the defendants violated Sections 14(a) and 20(a) of the Exchange Act because the preliminary proxy statement/prospectus, filed with the SEC in connection with the special meeting of shareholders to approve the Merger Agreement, was allegedly materially misleading and allegedly omitted material facts that were necessary to render it non-misleading.

Another lawsuit was filed on April 8, 2016 in the United States District Court, Eastern District of Michigan captioned Harold Severance v. Joseph L. Welch et al. against the individual members of the ITC Holdings board of directors, Fortis, FortisUS and Merger Sub, asserting the same general allegations and seeking the same type of relief as Guerra.

On April 22, 2016, the Mehrotra state court action was dismissed by the plaintiff and refiled in the United States District Court, Eastern District of Michigan, as Sanjiv Mehrotra v. Joseph L. Welch, et al. With the exception of Fortis, the federal complaint names the same defendants and asserts the same general allegations as the other federal complaints.

On June 8, 2016, the state court denied a motion for summary disposition filed by ITC Holdings and the individual members of the ITC Holdings board of directors. ITC Holdings voluntarily made supplemental disclosures related to the Merger in response to certain allegations, which are set forth in a Form 8-K filed with the SEC on June 13, 2016. Nothing in those supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth therein.

On July 6, 2016, the federal actions were voluntarily dismissed by the federal plaintiffs. The federal plaintiffs reserved the right to make certain other claims, and ITC Holdings and the individual members of the ITC Holdings board of directors reserved the right to oppose any such claim.

On July 8, 2016, the plaintiffs in Poland filed a motion for class certification. On July 13, 2016, ITC Holdings and the individual members of the ITC Holdings board of directors filed their respective answers to the amended complaint in Poland. On July 19, 2016, the Poland state court issued a scheduling order, which, among other things, requires the parties to complete discovery by March 10, 2017, and sets a trial date for June 5, 2017. On July 25, 2016, the Poland state court issued an order allowing a new plaintiff, Washtenaw County Employees’ Retirement System, to intervene in the Poland case.

We believe the remaining lawsuit is without merit and intend to vigorously defend against it. Additional lawsuits arising out of or relating to the Merger Agreement or the Merger may be filed in the future. See Note 2 for additional discussion on the Merger.

12.       SEGMENT INFORMATION

We identify reportable segments based on the criteria set forth by the FASB regarding disclosures about segments of an enterprise, including the regulatory environment of our subsidiaries and the business activities performed to earn revenues and incur expenses. As discussed in Note 4, during the second quarter of 2016, ITC Interconnection became a transmission owner in the FERC-approved RTO, PJM Interconnection. As a result, the newly regulated transmission business at ITC Interconnection is included, along with our Regulated Operating Subsidiaries, in the regulated operations segment as of June 1, 2016. The following tables show our financial information by reportable segment:

	Three months ended		Nine months ended
OPERATING REVENUES:	September 30,		September 30,
(in thousands)	2016	2015	2016	2015
Regulated operations (a)	$261,156	$273,012	$839,126	$820,452
ITC Holdings and other	93	334	688	720
Intercompany eliminations	(7,798)	(157)	(8,186)	(438)
Total Operating Revenues	$253,451	$273,189	$831,628	$820,734

	Three months ended		Nine months ended
INCOME BEFORE INCOME TAXES:	September 30,		September 30,
(in thousands)	2016	2015	2016	2015
Regulated operations (a)	$119,862	$138,532	$439,288	$436,990
ITC Holdings and other	(41,127)	(34,853)	(140,668)	(110,287)
Total Income Before Income Taxes	$78,735	$103,679	$298,620	$326,703

	Three months ended		Nine months ended
NET INCOME:	September 30,		September 30,
(in thousands)	2016	2015	2016	2015
Regulated operations (a)	$74,965	$85,971	$272,085	$269,491
ITC Holdings and other	49,638	65,573	184,601	205,041
Intercompany eliminations	(74,965)	(85,971)	(272,085)	(269,491)
Total Net Income	$49,638	$65,573	$184,601	$205,041

TOTAL ASSETS:			September 30,	December 31,
(in thousands)			2016	2015
Regulated operations			$7,969,771	$7,463,557
ITC Holdings and other			4,253,150	4,147,915
Reconciliations / Intercompany eliminations (b)			(4,171,234)	(4,056,150)
Total Assets			$8,051,687	$7,555,322

(a)         Amount includes the results of operations from ITC Interconnection for the period June 1, 2016 through September 30, 2016.

(b)         Reconciliation of total assets results primarily from differences in the netting of deferred tax assets and liabilities at our subsidiaries in the regulated operations segment as compared to the classification in our condensed consolidated statements of financial position.

ITEM 2.        MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Our reports, filings and other public announcements contain certain statements that describe our management’s beliefs concerning future business conditions, plans and prospects, growth opportunities, the outlook for our business and the electric transmission industry, expectations with respect to various legal and regulatory proceedings and the Merger with Fortis based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, we have identified these forward-looking statements by words such as “will,” “may,” “anticipates,” “believes,” “intends,” “estimates,” “expects,” “projects,” “likely” and similar phrases. These forward-looking statements are based upon assumptions our management believes are reasonable. Such forward-looking statements are based on estimates and assumptions and subject to significant risks and uncertainties which could cause our actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among others, the risks and uncertainties listed in “Item 1A Risk Factors” of our Form 10-K for the year ended December 31, 2015, and the following:

•        Certain elements of our Regulated Operating Subsidiaries’ formula rates can be and have been challenged, which could result in lowered rates and/or refunds of amounts previously collected and thus have an adverse effect on our business, financial condition, results of operations and cash flows.

•        Our actual capital investment may be lower than planned, which would cause a lower than anticipated rate base and would therefore result in lower revenues and earnings compared to our current expectations. In addition, we expect to invest in strategic development opportunities to improve the efficiency and reliability of the transmission grid, but we cannot provide assurance that we will be able to initiate or complete any of these investments. In addition, we expect to incur expenses related to the pursuit of development opportunities, which may be higher than forecasted.

•        The regulations to which we are subject may limit our ability to raise capital and/or pursue acquisitions, development opportunities or other transactions or may subject us to liabilities.

•        Changes in energy laws, regulations or policies could impact our business, financial condition, results of operations and cash flows.

•        If amounts billed for transmission service for our Regulated Operating Subsidiaries’ transmission systems are lower than expected, or our actual revenue requirements are higher than expected, the timing of collection of our revenues would be delayed.

•        Each of our MISO Regulated Operating Subsidiaries depends on its primary customer for a substantial portion of its revenues, and any material failure by those primary customers to make payments for transmission services could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•        A significant amount of the land on which our assets are located is subject to easements, mineral rights and other similar encumbrances. As a result, we must comply with the provisions of various easements, mineral rights and other similar encumbrances, which may adversely impact their ability to complete construction projects in a timely manner.

•        We contract with third parties to provide services for certain aspects of our business. If any of these agreements are terminated, we may face a shortage of labor or replacement contractors to provide the services formerly provided by these third parties.

•        Hazards associated with high-voltage electricity transmission may result in suspension of our operations or the imposition of civil or criminal penalties.

•        We are subject to environmental regulations and to laws that can give rise to substantial liabilities from environmental contamination.

•        We are subject to various regulatory requirements, including reliability standards; contract filing requirements; reporting, recordkeeping and accounting requirements; and transaction approval requirements. Violations of these requirements, whether intentional or unintentional, may result in penalties that, under some circumstances, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•        Acts of war, terrorist attacks, cyber attacks, natural disasters, severe weather and other catastrophic events may have a material adverse effect on our business, financial condition, results of operations and cash flows.

•        ITC Holdings is a holding company with no operations, and unless we receive dividends or other payments from our subsidiaries, we may be unable to fulfill our cash obligations.

•        We have a considerable amount of debt and our reliance on debt financing may limit our ability to fulfill our debt obligations and/or to obtain additional financing.

•        Certain provisions in our debt instruments limit our financial and operating flexibility.

•        Adverse changes in our credit ratings may negatively affect us.

•        ITC Holdings and its subsidiaries are subject to business uncertainties during the period of integration with Fortis that could adversely affect ITC Holdings’ financial results.

•        We will continue to incur substantial transaction-related costs in connection with the Merger.

•        We are the target of securities class action and derivative lawsuits, which could result in substantial costs and diversion of management’s time and resources.

Forward-looking statements speak only as of the date made and can be affected by assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this report will be important in determining future results. Consequently, we cannot assure you that our expectations or forecasts expressed in such forward-looking statements will be achieved. Except as required by law, we undertake no obligation to publicly update any of our forward-looking or other statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Through our Regulated Operating Subsidiaries and ITC Interconnection, we operate high-voltage systems in Michigan’s Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from generating stations to local distribution facilities connected to our systems. Our business strategy is to operate, maintain and invest in transmission infrastructure in order to enhance system integrity and reliability, reduce transmission constraints and upgrade the transmission networks to support new generating resources interconnecting to our transmission systems. We also are pursuing development projects not within our existing systems, which are likewise intended to improve overall grid reliability, reduce transmission constraints and facilitate interconnections of new generating resources, as well as enhance competitive wholesale electricity markets.

As electric transmission utilities with rates regulated by the FERC, our Regulated Operating Subsidiaries earn revenues through tariff rates charged for the use of their electric transmission systems by our customers, which include investor-owned utilities, municipalities, cooperatives, power marketers and alternative energy suppliers. As independent transmission companies, our Regulated Operating Subsidiaries are subject to rate regulation only by the FERC. The rates charged by our Regulated Operating Subsidiaries are established using cost-based formula rate templates, as discussed in Note 4 to the condensed consolidated financial statements under “— Cost-Based Formula Rate Templates with True-Up Mechanism.”

Our Regulated Operating Subsidiaries’ primary operating responsibilities include maintaining, improving and expanding their transmission systems to meet their customers’ ongoing needs, scheduling outages on system elements to allow for maintenance and construction, maintaining appropriate system voltages and monitoring flows over transmission lines and other facilities to ensure physical limits are not exceeded.

We derive nearly all of our revenues from providing electric transmission service over our Regulated Operating Subsidiaries’ transmission systems to investor-owned utilities, such as DTE Electric, Consumers Energy and IP&L, and other entities, such as alternative electricity suppliers, power marketers and other wholesale customers that provide electricity to end-use consumers as well as from transaction-based capacity reservations on our transmission systems.

Significant recent matters that influenced our financial position and results of operations and cash flows for the nine months ended September 30, 2016 or that may affect future results include:

•        Our capital expenditures of $560.6 million at our Regulated Operating Subsidiaries and ITC Interconnection during the nine months ended September 30, 2016 as described below under “— Capital Investment and Operating Results Trends,” resulting primarily from our focus on improving system reliability, increasing system capacity and upgrading the transmission network to support new generating resources;

•        Debt issuances as described in Note 6 to the condensed consolidated financial statements and borrowings under our revolving credit agreements in 2016 and 2015 to fund capital investment at our Regulated Operating Subsidiaries and ITC Interconnection as well as for general corporate purposes;

•        Debt maturing within one year of $185.8 million as of September 30, 2016 and the potentially higher interest rates associated with the additional financing required to repay this debt;

•        Recognition of the liability for the refund and potential refund relating to the rate of return on equity (“ROE”) complaints, as described in Note 11 to the condensed consolidated financial statements, which resulted in a total estimated pre-tax reduction of revenue and additional interest of $58.9 million and $87.7 million and an estimated after-tax reduction to net income of $35.7 million and $53.4 million for the three and nine months ended September 30, 2016, respectively;

•        Election of bonus depreciation for tax years 2015 and 2016 as well as the simulation of ITC Midwest’s 2015 revenue requirement with the election of bonus depreciation. The total impact from these matters was lower revenues of approximately $4.2 million and $13.2 million and lower net income of approximately $2.5 million and $7.9 million, for the three and nine months ended September 30, 2016, respectively. These matters also resulted in additional net deferred income tax liabilities of approximately $145.4 million as of September 30, 2016, and a corresponding income tax refund of $128.2 million, which was received from the Internal Revenue Service (“IRS”) in August 2016;

•        Recognition of the refund liability, including interest, associated with regional cost allocation as described in Note 4 to the condensed consolidated financial statements, which resulted in a reduction to regional cost sharing revenues and an offsetting increase to network revenues for the three and nine months ended September 30, 2016. This refund, including interest, was provided to New York Independent System Operator and PJM Interconnection (“other RTOs”) in October 2016. The timing for collection from our network customers of the amount refunded to the other RTOs has not yet been determined, but is expected to occur no later than 2018; and

•        As a result of the Merger with Fortis consummated on October 14, 2016, ITC Holdings became an indirect subsidiary of Fortis as described below under “— Capital Project Updates and Other Recent Developments — The Merger.” For the three and nine months ended September 30, 2016, we expensed external legal, advisory and financial services fees of $2.0 million and $24.3 million, respectively, and certain internal labor and associated costs of approximately $3.1 million and $9.4 million, respectively, related to the Merger, recorded within general and administrative expenses. In addition, subsequent to September 30, 2016 through the date of this filing, we have incurred external legal, advisory and financial services fees and certain internal labor and associated costs related to the Merger of approximately $75 million, including approximately $41 million of expense recognized due to the accelerated vesting of the share-based compensation awards described in Note 2 to the condensed consolidated financial statements. Certain amounts of the external costs are not expected to be deductible for income tax purposes. The external and internal costs related to the Merger are not included as components of revenue requirement as they were incurred at ITC Holdings.

These items are discussed in more detail throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Capital Project Updates and Other Recent Developments

The Merger

On February 9, 2016, ITC Holdings entered into the Merger Agreement with Fortis, FortisUS and Merger Sub. On April 20, 2016, Fortis reached a definitive agreement with GIC Private Limited for GIC to acquire an indirect 19.9% equity interest in ITC Holdings upon completion of the Merger. On October 14, 2016, ITC Holdings and Fortis completed the Merger contemplated by the Merger Agreement. On the same date, the common shares of ITC Holdings were delisted from the NYSE and the common shares of Fortis were listed and began trading on the NYSE. Fortis continues to have its shares listed on the Toronto Stock Exchange. As a result of the Merger, Merger Sub merged with and into ITC Holdings with ITC Holdings continuing as the surviving corporation and becoming a majority owned indirect subsidiary of FortisUS. In the Merger, ITC Holdings shareholders received $22.57 in cash and 0.7520 Fortis common shares for each share of common stock of ITC Holdings. Refer to Note 2 to the condensed consolidated financial statements for further details on the Merger.

Development Bonuses

We recognized general and administrative expenses of $0.9 million during the nine months ended September 30, 2016 and $0.3 million and $10.1 million during the three and nine months ended September 30, 2015, respectively, for bonuses for certain development projects, including the successful completion of certain milestones relating to projects at ITC Great Plains. We did not recognize any general and administrative expenses for development bonuses during the three months ended September 30, 2016.

Regional Infrastructure Projects

2011 MISO Multi-Value Projects

In December 2011, MISO approved a portfolio of Multi-Value Projects (“MVPs”) which includes portions of four MVPs that we will construct, own and operate. The four MVPs are located in south central Minnesota, northern and southeast Iowa, southwest Wisconsin, and northeast Missouri and are in various stages of construction at ITC Midwest.

Thumb Loop Project

The Thumb Loop Project, constructed by ITCTransmission, consists of a 140-mile, double-circuit 345 kV transmission line and related substations that now serves as the backbone of the transmission system needed to accommodate future wind development projects in the Michigan counties of Tuscola, Huron, Sanilac and St. Clair. The final phase of the Thumb Loop Project was placed in-service in May 2015. Through September 30, 2016, ITCTransmission has invested $503.5 million in the Thumb Loop Project and any further investment to complete this project is not expected to be material.

ITC Interconnection

ITC Interconnection was formed in 2014 by ITC Holdings to pursue transmission investment opportunities. On June 1, 2016, ITC Interconnection acquired certain transmission assets from a merchant generating company and placed a newly constructed 345 kV transmission line in service. As a result, ITC Interconnection became a transmission owner in the FERC-approved RTO, PJM Interconnection, and is subject to rate-regulation by the FERC. The revenues earned by ITC Interconnection are based on its facilities reimbursement agreement with the merchant generating company. The financial results of ITC Interconnection are currently not material to our consolidated financial statements.

Rate of Return on Equity Complaints

On November 12, 2013, certain parties filed a joint complaint with the FERC under Section 206 of the FPA (the “Initial Complaint”), requesting that the FERC find the current 12.38% MISO regional base ROE rate (the “base ROE”) for all MISO TOs, including ITCTransmission, METC and ITC Midwest, to no longer be just and reasonable. The complainants sought a FERC order reducing the base ROE used in the formula transmission rates for our MISO Regulated Operating Subsidiaries to 9.15%, reducing the equity component of our capital structure from the FERC approved 60% to 50% and terminating the ROE adders currently approved for certain ITC Holdings operating companies, including adders currently utilized by ITCTransmission and METC.

On October 16, 2014, the FERC granted the complainants’ request in part by setting the base ROE for hearing and settlement procedures, while denying all other aspects of the Initial Complaint. The FERC found that the complainants failed to show that the use of actual or FERC-approved capital structures that include more than 50% equity is unjust and unreasonable. The FERC also denied the request to terminate ITCTransmission’s and METC’s ROE incentives. The order reiterated that any TO’s total ROE rate is limited by the top end of a zone of reasonableness and the TO’s ability to implement the full amount of previously granted ROE adders may be affected by the outcome of the hearing. The FERC set the refund effective date for the Initial Complaint as November 12, 2013.

On December 22, 2015, the presiding administrative law judge issued an initial decision on the Initial Complaint. On September 28, 2016, the FERC issued an order (the “September 2016 Order”) affirming the presiding administrative law judge’s initial decision and setting the base ROE at 10.32%, with a maximum ROE of 11.35%, effective for the period from November 12, 2013 through February 11, 2015 (the “Initial Refund Period”). Additionally, the rates established by the September 2016 Order will be used prospectively from the date of the order until a new approved rate is established by the Second Complaint described below, which result in an ROE used currently by ITCTransmission, METC and ITC Midwest of 11.35%, 11.35% and 11.32%, respectively. The September 2016 Order requires all MISO TOs, including ITCTransmission, METC and ITC Midwest, to provide refunds within 30 days for the Initial Refund Period. The estimated refund for the Initial Complaint resulting from this FERC order, including interest, is $117.4 million for our MISO Regulated Operating Subsidiaries, recorded in current liabilities on the condensed consolidated statements of financial position. On October 21, 2016, the MISO TOs, including our MISO Regulated Operating Subsidiaries, filed a request with the FERC for an extension of nine months to provide refunds until July 28, 2017, which was granted by the FERC on October 28, 2016. Additionally, on October 28, 2016, the MISO TOs, including our MISO Regulated Operating Subsidiaries, filed a request with the FERC for rehearing of the September 2016 Order regarding the future exclusion of certain short-term growth projections in the two-step DCF analysis.

On February 12, 2015, an additional complaint was filed with the FERC under Section 206 of the FPA (the “Second Complaint”) by separate complainants, seeking a FERC order to reduce the base ROE used in the formula transmission rates of our MISO Regulated Operating Subsidiaries to 8.67%, with an effective date of February 12, 2015. On March 11, 2015, the MISO TOs filed an answer to the Second Complaint with the FERC supporting the current base ROE as just and reasonable. On June 18, 2015, the FERC accepted the Second Complaint and set it for hearing and settlement procedures. The FERC also set the refund effective date for the Second Complaint as February 12, 2015.

On October 20, 2015, the MISO TOs filed expert witness testimony in the Second Complaint proceeding supporting the existing base ROE as just and reasonable. However, in the event that the FERC elects to change the base ROE, the testimony included a recommendation of a 10.75% base ROE for the period from February 12, 2015 through May 11, 2016 (the “Second Refund Period”). Updated data to be considered in establishing any new base ROE was filed by the parties to the Second Complaint in January 2016, including a recommendation in the updated MISO TO expert witness testimony to use a 10.96% base ROE. On June 30, 2016, the presiding administrative law judge issued an initial decision on the Second Complaint, which recommended a base ROE of 9.70% for the Second Refund Period, with a maximum ROE of 10.68%. The initial decision is a non-binding recommendation to the FERC on the Second Complaint, and all parties, including the MISO TOs and the complainants, have filed briefs contesting various parts of the proposed findings and recommendations. In resolving the Second Complaint, we expect the FERC to establish a new base ROE and zone of reasonable returns that will be used, along with any ROE adders, to calculate the refund liability for the Second Refund Period. We anticipate a FERC order on the Second Complaint in 2017.

In addition to the estimated refund for the Initial Complaint noted above, we believe it is probable that a refund will be required in connection with the Second Complaint. As of September 30, 2016, the estimated range of aggregate refunds for both the Initial Complaint and Second Complaint is expected to be from $219.0 million to $255.7 million on a pre-tax basis for the period from November 12, 2013 through September 30, 2016. As of September 30, 2016, our MISO Regulated Operating Subsidiaries had recorded an aggregate estimated regulatory liability of $255.7 million for the Initial Complaint and Second Complaint, representing the best estimate of the probable aggregate refunds based on the resolution of the Initial Complaint in the September 2016 Order. As of December 31, 2015, our MISO Regulated Operating Subsidiaries had recorded an aggregate estimated regulatory liability of $168.0 million, which represented the low end of the range of potential refunds as of that date, as there was no best estimate within the range of refunds at that time. The recognition of this estimated liability resulted in the following impacts to our condensed consolidated results of operations:

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions)	2016	2015	2016	2015
Increase (decrease) in:
Operating revenues	$(55.0)	$(18.0)	$(80.7)	$(38.8)
Interest expense	3.9	0.5	7.0	1.4
Estimated net income	(35.7)	(11.2)	(53.4)	(24.5)

It is possible the outcome of these matters could differ from the estimated range of losses and materially affect our consolidated results of operations due to the uncertainty of the calculation of an authorized base ROE along with the zone of reasonableness under the newly adopted two-step DCF methodology, which is subject to significant discretion by the FERC. As of September 30, 2016, our MISO Regulated Operating Subsidiaries had a total of approximately $2.9 billion of equity in their collective capital structures for ratemaking purposes. Based on this level of aggregate equity, we estimate that each 10 basis point reduction in the authorized ROE would reduce annual consolidated net income by approximately $2.9 million.

In a separate but related matter, in November 2014, METC, ITC Midwest and other MISO TOs filed a request with the FERC, under FPA Section 205, for authority to include a 50 basis point incentive adder for RTO participation in each of the TOs’ formula rates. On January 5, 2015, the FERC approved the use of this incentive adder, effective January 6, 2015. Additionally, ITC Midwest filed a request with the FERC, under FPA Section 205, in January 2015 for authority to include a 100 basis point incentive adder for independent transmission ownership, which is currently authorized for ITCTransmission and METC. On March 31, 2015, the FERC approved the use of a 50 basis point incentive adder for independence, effective April 1, 2015. On April 30, 2015, ITC Midwest filed a request with the FERC for rehearing on the approved incentive adder for independence and this request was subsequently denied by the FERC on January 6, 2016. An appeal of the FERC’s decision has been filed. Beginning September 28, 2016, these incentive adders have been applied to METC’s and ITC Midwest’s base ROEs in establishing their total authorized ROE rates, subject to the maximum ROE limitation in the September 2016 Order of 11.35%.

MISO Formula Rate Template Modifications Filing

On October 30, 2015, our MISO Regulated Operating Subsidiaries requested modifications, pursuant to Section 205 of the FPA, to certain aspects of their respective formula rate templates which included, among other things, changes to ensure that various income tax items are computed correctly for purposes of determining their revenue requirements. Our MISO Regulated Operating Subsidiaries requested an effective date of January 1, 2016 for the proposed template changes. On December 30, 2015, the FERC conditionally accepted the formula rate template modifications and required a further compliance filing, which was made on February 8, 2016. On April 14, 2016, the FERC issued an order accepting the February 8, 2016 compliance filing, effective January 1, 2016. The formula rate templates, prior to any proposed modifications, include certain deferred income taxes on contributions in aid of construction in rate base that resulted in the joint applicants recovering excess amounts from customers. As of September 30, 2016 and December 31, 2015, our MISO Regulated Operating Subsidiaries had recorded an aggregate refund liability of $4.4 million and $10.4 million, respectively.

Challenges Regarding Bonus Depreciation

On December 18, 2015, IP&L filed a formal challenge (“IP&L challenge”) with the FERC against ITC Midwest on certain inputs to ITC Midwest’s formula rates. The IP&L challenge alleged that ITC Midwest has unreasonably and imprudently opted out of using bonus depreciation in the calculation of its federal income tax expense and thereby unduly increased the transmission charges for transmission service to customers. On March 11, 2016, the FERC granted the IP&L challenge in part by requiring ITC Midwest to recalculate its revenue requirements, effective January 1, 2015, to simulate the election of bonus depreciation for 2015. The FERC denied IP&L’s request that ITC Midwest be required to elect bonus depreciation in any past or future years; however, stakeholders will be able to challenge any decision by ITC Midwest not to take bonus depreciation in future years. On June 8, 2016, the FERC denied ITC Midwest’s request for rehearing of the March 11, 2016 order. On August 3, 2016, ITC Midwest filed a petition for review of the FERC’s March 11, 2016 and June 8, 2016 orders in the United States Court of Appeals, District of Columbia Circuit. On September 8, 2016, ITC Midwest filed a motion to defer the petition pending the issuance of a private letter ruling from the IRS. Additionally, on April 15, 2016, Consumers Energy Company filed a formal challenge, or in the alternative, a complaint under Section 206 of the FPA, with the FERC against METC relating to METC’s historical practice of opting out of using bonus depreciation. On July 8, 2016, the FERC denied Consumers Energy Company’s formal challenge and dismissed the complaint without prejudice.

These condensed consolidated financial statements reflect the election of bonus depreciation for tax years 2015 and 2016 and the corresponding effects on 2016 revenue requirements for our Regulated Operating Subsidiaries. Additionally, as required by the March 11, 2016 FERC order, we have simulated the election of bonus depreciation for ITC Midwest’s 2015 revenue requirement and included the impact of the corresponding refund obligation in these condensed consolidated financial statements. The total impact from reflecting the election of bonus depreciation as described above was lower revenues of $4.2 million and $13.2 million and lower net income of approximately $2.5 million and $7.9 million for the three and nine months ended September 30, 2016, respectively, as compared to the same period if bonus depreciation was not reflected. These matters also resulted in additional net deferred income tax liabilities of approximately $145.4 million as of September 30, 2016, and a corresponding income tax refund of $128.2 million, which was received from the IRS in August 2016. We are unable to predict the final outcome of this matter; however, the election of bonus depreciation will result in higher cash flows in the year of the election and reduce our rate base and therefore decrease our revenues and net income over the tax lives of the eligible assets. Bonus depreciation is currently enacted through 2019, with certain provisions that allow for an additional year of eligibility for certain property with long construction periods. If bonus depreciation is elected for a given year, we estimate that, based on an amount of tax additions that may be eligible for bonus depreciation representative of our investment plans in the near term, the higher deferred tax liabilities and the corresponding reduced rate base could reduce revenues recognized by us initially for that year by $15 million to $20 million, with a corresponding reduction to annual net income of $9 million to $12 million (disregarding any favorable effects from the use of the potential cash tax savings), with the negative effect on annual revenues and net income relating to each year’s election decreasing each year over the tax lives of the assets.

Cost-Based Formula Rate Templates with True-Up Mechanism

Our Regulated Operating Subsidiaries calculate their revenue requirements using cost-based formula rate templates and are effective without the need to file rate cases with the FERC, although the rates are subject to legal challenge at the FERC. Under their cost-based formula rate templates, each of our Regulated Operating Subsidiaries separately calculates a revenue requirement based on financial information specific to each company. The calculation of projected revenue requirement for a future period is used to establish the transmission rate used for billing purposes. The calculation of actual revenue requirements for a historic period is used to calculate the amount of revenues recognized in that period and determine the over- or under-collection for that period.

Under these formula rate templates, our Regulated Operating Subsidiaries recover expenses and earn a return on and recover investments in property, plant and equipment on a current basis, rather than lagging. The formula rate templates for a given year initially utilize forecasted expenses, property, plant and equipment, point-to-point revenues, network load at our MISO Regulated Operating Subsidiaries and other items for the upcoming calendar year to establish projected revenue requirements for each of our Regulated Operating Subsidiaries that are used as the basis for billing for service on their systems from January 1 to December 31 of that year. Our cost-based formula rate templates include a true-up mechanism, whereby our Regulated Operating Subsidiaries compare their actual revenue requirements to their billed revenues for each year to determine any over- or under-collection of revenue. The over- or under-collection typically results from differences between the projected revenue requirement used as the basis for billing and actual revenue requirement at each of our Regulated Operating Subsidiaries, or from differences between actual and projected monthly peak loads at our MISO Regulated Operating Subsidiaries. In the event billed revenues in a given year are more or less than actual revenue requirements, which are calculated primarily using information from that year’s FERC Form No. 1, our Regulated Operating Subsidiaries will refund or collect additional revenues, with interest, within a two-year period such that customers pay only the amounts that correspond to actual revenue requirements for that given period. This annual true-up ensures that our Regulated Operating Subsidiaries recover their allowed costs and earn their allowed returns.

Revenue Accruals and Deferrals — Effects of Monthly Peak Loads

For our MISO Regulated Operating Subsidiaries, monthly peak loads are used for billing network revenues, which currently is the largest component of our operating revenues. One of the primary factors that impacts the revenue accruals and deferrals at our MISO Regulated Operating Subsidiaries is actual monthly peak loads experienced as compared to those forecasted in establishing the annual network transmission rate. Under their cost-based formula rates that contain a true-up mechanism, our Regulated Operating Subsidiaries accrue or defer revenues to the extent that their actual revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed relating to that reporting period. Although monthly peak loads do not impact operating revenues recognized, network load affects the timing of our cash flows from transmission service. The monthly peak load of our MISO Regulated Operating Subsidiaries is generally impacted by weather and economic conditions and seasonally shaped with higher load in the summer months when cooling demand is higher.

ITC Great Plains does not receive revenue based on a peak load or a dollar amount per kW each month and, therefore, peak load does not have a seasonal effect on operating cash flows. The SPP tariff applicable to ITC Great Plains is billed ratably each month based on its annual projected revenue requirement posted annually by SPP.

Capital Investment and Operating Results Trends

We expect a long-term upward trend in revenues and earnings, subject to the impact of any rate changes and required refunds resulting from the resolution of the ROE complaints as described in Note 11 to the condensed consolidated financial statements. The primary factor that is expected to continue to increase our revenues and earnings in future years is increased rate base that would result from our anticipated capital investment, in excess of depreciation, from our Regulated Operating Subsidiaries’ long-term capital investment programs to improve reliability, increase system capacity and upgrade the transmission network to support new generating resources. In addition, our capital investment efforts relating to development initiatives are based on establishing an ongoing pipeline of projects that would position us for long-term growth. Investments in property, plant and equipment, when placed in-service upon completion of a capital project, are added to the rate base of our Regulated Operating Subsidiaries.

Our Regulated Operating Subsidiaries and ITC Interconnection strive for high reliability of their systems and improvement in system accessibility for all generation resources. The FERC requires compliance with certain reliability standards and may take enforcement actions against violators, including the imposition of substantial fines. NERC is responsible for developing and enforcing these mandatory reliability standards. We continually assess our transmission systems against standards established by NERC, as well as the standards of applicable regional entities under NERC that have been delegated certain authority for the purpose of proposing and enforcing reliability standards. We believe that we meet the applicable standards in all material respects, although further investment in our transmission systems and an increase in maintenance activities will likely be needed to maintain compliance, improve reliability and address any new standards that may be promulgated.

We also assess our transmission systems against our own planning criteria that are filed annually with the FERC. Based on our planning studies, we see needs to make capital investments to (1) rebuild existing property, plant and equipment; (2) upgrade the system to address demographic changes that have impacted transmission load and the changing role that transmission plays in meeting the needs of the wholesale market, including accommodating the siting of new generation or increasing import capacity to meet changes in peak electrical demand; (3) relieve congestion in the transmission systems; and (4) achieve state and federal policy goals, such as renewable generation portfolio standards. The following table shows our actual and expected capital expenditures at our Regulated Operating Subsidiaries and ITC Interconnection:

	Actual Capital	Forecasted
	Expenditures for the	Capital
	nine months ended	Expenditures
(in millions)	September 30, 2016	2017 — 2021
Expenditures for property, plant and equipment (a)	$560.6	$2,811

(a)         Amounts represent the cash payments to acquire or construct property, plant and equipment, as presented in the condensed consolidated statements of cash flows. These amounts exclude non-cash additions to property, plant and equipment for the allowance for equity funds used during construction as well as accrued liabilities for construction, labor and materials that have not yet been paid.

Refer to “Item 1 Business — Development of Business — Development Projects” in our Form 10-K for the year ended December 31, 2015 for a discussion of our development projects. We are pursuing projects that could result in a significant amount of capital investment, but are not able to estimate the amounts we ultimately expect to achieve or the timing of such investments.

Investments in property, plant and equipment could vary due to, among other things, the impact of actual loads, forecasted loads, regional economic conditions, weather conditions, union strikes, labor shortages, material and equipment prices and availability, our ability to obtain any necessary financing for such expenditures, limitations on the amount of construction that can be undertaken on our systems at any one time, regulatory approvals for reasons relating to rate construct, environmental, siting, regional planning, cost recovery or other issues or as a result of legal proceedings, variances between estimated and actual costs of construction contracts awarded and the potential for greater competition for new development projects. In addition, investments in transmission network upgrades for generator interconnection projects could change from prior estimates significantly due to changes in the MISO queue for generation projects and other factors beyond our control.

RESULTS OF OPERATIONS

Results of Operations and Variances

	Three months ended			Percentage	Nine months ended			Percentage
	September 30,		Increase	increase	September 30,		Increase	increase
(in thousands)	2016	2015	(decrease)	(decrease)	2016	2015	(decrease)	(decrease)
OPERATING REVENUES	$253,451	$273,189	$(19,738)	(7.2)%	$831,628	$820,734	$10,894	1.3%
OPERATING EXPENSES
Operation and maintenance	30,326	32,721	(2,395)	(7.3)%	82,533	88,309	(5,776)	(6.5)%
General and administrative	35,752	33,677	2,075	6.2%	130,922	107,064	23,858	22.3%
Depreciation and amortization	39,599	36,890	2,709	7.3%	117,840	106,903	10,937	10.2%
Taxes other than income taxes	22,645	20,463	2,182	10.7%	68,444	61,629	6,815	11.1%
Other operating (income) and expenses — net	(293)	(206)	(87)	42.2%	(839)	(675)	(164)	24.3%
Total operating expenses	128,029	123,545	4,484	3.6%	398,900	363,230	35,670	9.8%
OPERATING INCOME	125,422	149,644	(24,222)	(16.2)%	432,728	457,504	(24,776)	(5.4)%
OTHER EXPENSES (INCOME)
Interest expense — net	55,843	51,398	4,445	8.6%	158,064	150,070	7,994	5.3%
Allowance for equity funds used during construction	(10,002)	(6,421)	(3,581)	55.8%	(26,442)	(21,434)	(5,008)	23.4%
Other income	(408)	(384)	(24)	6.3%	(1,149)	(804)	(345)	42.9%
Other expense	1,254	1,372	(118)	(8.6)%	3,635	2,969	666	22.4%
Total other expenses (income)	46,687	45,965	722	1.6%	134,108	130,801	3,307	2.5%
INCOME BEFORE INCOME TAXES	78,735	103,679	(24,944)	(24.1)%	298,620	326,703	(28,083)	(8.6)%
INCOME TAX PROVISION	29,097	38,106	(9,009)	(23.6)%	114,019	121,662	(7,643)	(6.3)%
NET INCOME	$49,638	$65,573	$(15,935)	(24.3)%	$184,601	$205,041	$(20,440)	(10.0)%

Operating Revenues

Three months ended September 30, 2016 compared to three months ended September 30, 2015

The following table sets forth the components of and changes in operating revenues:

						Percentage
	2016		2015		Increase	increase
(in thousands)	Amount	Percentage	Amount	Percentage	(decrease)	(decrease)
Network revenues	$240,215	94.8%	$205,527	75.2%	$34,688	16.9%
Regional cost sharing revenues	55,867	22.0%	85,616	31.3%	(29,749)	(34.7)%
Point-to-point	5,637	2.2%	3,922	1.4%	1,715	43.7%
Scheduling, control and dispatch	3,540	1.4%	3,328	1.2%	212	6.4%
Other	3,168	1.3%	1,383	0.5%	1,785	129.1%
Recognition of rate refund liability	(54,976)	(21.7)%	(26,587)	(9.6)%	(28,389)	106.8%
Total	$253,451	100.0%	$273,189	100.0%	$(19,738)	(7.2)%

The recognition of the refund liability associated with regional cost allocation, described in Note 4 to the condensed consolidated financial statements, resulted in a reduction to regional cost sharing revenues of $28.7 million and an offsetting increase to network revenues during the three months ended September 30, 2016.

Network revenues also increased partially due to higher net revenue requirements at our Regulated Operating Subsidiaries during the three months ended September 30, 2016 as compared to the same period in 2015. Higher net revenue requirements were due primarily to higher rate bases associated with higher balances of property, plant and equipment in-service. The increases in network revenues were partially offset by the election of bonus depreciation as described in Note 4 to the condensed consolidated financial statements.

The recognition of the liability for the refund and potential refund relating to the ROE complaints, described in Note 11 to the condensed consolidated financial statements, resulted in a reduction to operating revenues of $55.0 million and $26.6 million during the three months ended September 30, 2016 and 2015, respectively. We are not able to estimate whether any required refunds would be applied to all components of revenue listed in the table above or only certain components.

Operating revenues for the three months ended September 30, 2016 include revenue accruals and deferrals as described in Note 4 to the condensed consolidated financial statements.

Nine months ended September 30, 2016 compared to nine months ended September 30, 2015

The following table sets forth the components of and changes in operating revenues:

						Percentage
	2016		2015		Increase	increase
(in thousands)	Amount	Percentage	Amount	Percentage	(decrease)	(decrease)
Network revenues	$647,660	77.9%	$595,782	72.6%	$51,878	8.7%
Regional cost sharing revenues	225,891	27.2%	240,949	29.4%	(15,058)	(6.2)%
Point-to-point	13,609	1.6%	11,972	1.5%	1,637	13.7%
Scheduling, control and dispatch	10,432	1.3%	9,691	1.2%	741	7.6%
Other	14,729	1.7%	9,763	1.2%	4,966	50.9%
Recognition of rate refund liability	(80,693)	(9.7)%	(47,423)	(5.9)%	(33,270)	70.2%
Total	$831,628	100.0%	$820,734	100.0%	$10,894	1.3%

The recognition of the refund liability associated with regional cost allocation, described in Note 4 to the condensed consolidated financial statements, resulted in a reduction to regional cost sharing revenues of $28.7 million and an offsetting increase to network revenues during the nine months ended September 30, 2016.

Network revenues also increased partially due to higher net revenue requirements at our Regulated Operating Subsidiaries during the nine months ended September 30, 2016 as compared to the same period in 2015. Higher net revenue requirements were due primarily to higher rate bases associated with higher balances of property, plant and equipment in-service. The increases in network revenues were partially offset by the election of bonus depreciation as described in Note 4 to the condensed consolidated financial statements.

The decrease in regional cost sharing revenues described above was partially offset by additional capital projects identified by MISO and SPP as eligible for regional cost sharing and these projects being placed in-service, in addition to higher accumulated investment for the Thumb Loop Project and Kansas V-Plan Project.

The recognition of the liability for the refund and potential refund relating to the ROE complaints, described in Note 11 to the condensed consolidated financial statements, resulted in a reduction to operating revenues of $80.7 million and $47.4 million during the nine months ended September 30, 2016 and 2015, respectively. We are not able to estimate whether any required refunds would be applied to all components of revenue listed in the table above or only certain components.

Operating revenues for the nine months ended September 30, 2016 include revenue accruals and deferrals as described in Note 4 to the condensed consolidated financial statements.

Operating Expenses

Operation and maintenance expenses

Three months ended September 30, 2016 compared to three months ended September 30, 2015

Operation and maintenance expenses decreased due primarily to lower expenses associated with structure and overhead line maintenance activities and rent, partially offset by higher vegetation management requirements.

Nine months ended September 30, 2016 compared to nine months ended September 30, 2015

Operation and maintenance expenses decreased due primarily to lower vegetation management requirements and expenses associated with rent and structure maintenance activities.

General and administrative expenses

Three months ended September 30, 2016 compared to three months ended September 30, 2015

General and administrative expenses increased due primarily to higher compensation and benefit expenses of $4.9 million due to retention bonuses relating to the Merger, personnel additions and additional stock compensation expense. This increase was partially offset by a $2.4 million decrease in professional services such as legal and advisory services fees, which were related primarily to various development initiatives.

Nine months ended September 30, 2016 compared to nine months ended September 30, 2015

General and administrative expenses increased due primarily to a $24.3 million increase in external legal, advisory and consulting services relating to the Merger and a $13.4 million increase in compensation and benefit expenses due to retention bonuses relating to the Merger, personnel additions and additional stock compensation expense. These increases were partially offset by a $9.3 million decrease in development bonus expenses as described under “Capital Project Updates and Other Recent Developments — Development Bonuses.”

Depreciation and amortization expenses

Three and nine months ended September 30, 2016 compared to three and nine months ended September 30, 2015

Depreciation and amortization expenses increased due primarily to a higher depreciable base resulting from property, plant and equipment in-service additions.

Taxes other than income taxes

Three and nine months ended September 30, 2016 compared to three and nine months ended September 30, 2015

Taxes other than income taxes increased due to higher property tax expenses due primarily to our Regulated Operating Subsidiaries’ 2015 capital additions, which are included in the assessments for 2016 personal property taxes.

Other Expenses (Income)

Three and nine months ended September 30, 2016 compared to three and nine months ended September 30, 2015

Interest Expense

Interest expense increased due primarily to the additional interest expense associated with the refund liability relating to the ROE complaints described in Note 11 to the condensed consolidated financial statements and long-term debt issuances subsequent to September 30, 2015, which were used for refinancing of current debt maturities and general corporate purposes.

Allowance for Equity Funds Used During Construction

Allowance for Equity Funds Used During Construction (“AFUDC equity”) decreased due primarily to lower balances of construction work in progress eligible for AFUDC equity during 2016.

Income Tax Provision

Three months ended September 30, 2016 compared to three months ended September 30, 2015

Our effective tax rates for the three months ended September 30, 2016 and 2015 were 37.0% and 36.8%, respectively. Our effective tax rate in both periods exceeded our 35% statutory federal income tax rate due primarily to state income taxes as well as the non-deductibility of certain costs incurred to facilitate the consummation of the Merger, partially offset by the tax effects of AFUDC equity which reduced the effective tax rate. The amount of income tax expense relating to AFUDC equity was recognized as a regulatory asset and not included in the income tax provision. We recorded a state income tax provision of $3.0 million (net of federal deductibility) during the three months ended September 30, 2016 compared to a state income tax provision of $3.8 million (net of federal deductibility) for the three months ended September 30, 2015.

Nine months ended September 30, 2016 compared to nine months ended September 30, 2015

Our effective tax rates for the nine months ended September 30, 2016 and 2015 were 38.2% and 37.2%, respectively. Our effective tax rate in both periods exceeded our 35% statutory federal income tax rate due primarily to state income taxes as well as the non-deductibility of certain costs incurred to facilitate the consummation of the Merger, partially offset by the tax effects of AFUDC equity which reduced the effective tax rate. The amount of income tax expense relating to AFUDC equity was recognized as a regulatory asset and not included in the income tax provision. We recorded a state income tax provision of $11.6 million (net of federal deductibility) during the nine months ended September 30, 2016 compared to a state income tax provision of $11.9 million (net of federal deductibility) for the nine months ended September 30, 2015.

LIQUIDITY AND CAPITAL RESOURCES

We expect to maintain our approach to fund our future capital requirements with cash from operations at our Regulated Operating Subsidiaries and ITC Interconnection, our existing cash and cash equivalents, issuances under our commercial paper program and amounts available under our revolving credit agreements (the terms of which are described in Note 6 to the condensed consolidated financial statements). In addition, we may from time to time secure debt funding in the capital markets, although we can provide no assurance that we will be able to obtain financing on favorable terms or at all. As market conditions warrant, we may also from time to time repurchase debt securities issued by us, in the open market, in privately negotiated transactions, by tender offer or otherwise. We expect that our capital requirements will arise principally from our need to:

•             Fund capital expenditures at our Regulated Operating Subsidiaries. Our plans with regard to property, plant and equipment investments are described in detail above under “— Capital Investment and Operating Results Trends.”

•             Fund business development expenses and related capital expenditures. We are pursuing development activities for transmission projects that will continue to result in the incurrence of development expenses and could result in significant capital expenditures.

•             Fund working capital requirements.

•             Fund our debt service requirements, including principal repayments and periodic interest payments. We expect our interest payments to increase each year as a result of additional debt expected to be incurred to fund our capital expenditures and for general corporate purposes.

•             Fund contributions to our retirement benefit plans, as described in Note 9 to the condensed consolidated financial statements. We expect to make additional contributions of approximately $1.7 million to these plans in 2016.

In addition to the expected capital requirements above, any adverse determinations relating to the regulatory matters or contingencies described in Notes 4 and 11 to the condensed consolidated financial statements would result in additional capital requirements.

We believe that we have sufficient capital resources to meet our currently anticipated short-term needs. We rely on both internal and external sources of liquidity to provide working capital and fund capital investments. ITC Holdings’ sources of cash are dividends and other payments received by us from our Regulated Operating Subsidiaries and any of our other subsidiaries as well as the proceeds raised from the sale of our debt securities. Each of our Regulated Operating Subsidiaries and ITC Interconnection, while wholly owned by ITC Holdings, is legally distinct from ITC Holdings and has no obligation, contingent or otherwise, to make funds available to us.

We expect to continue to utilize our commercial paper program and revolving credit agreements as well as our cash and cash equivalents as needed to meet our short-term cash requirements. As of September 30, 2016, we had consolidated indebtedness under our revolving credit agreements of $237.4 million, with unused capacity under our revolving credit agreements of $762.6 million. Additionally, ITC Holdings had $135.9 million of commercial paper issued and outstanding as of September 30, 2016, with the ability to issue an additional $264.1 million under the commercial paper program. See Note 6 to the condensed consolidated financial statements for a detailed discussion of the commercial paper program and our revolving credit agreements as well as the debt issuances and use of proceeds in 2016.

As of September 30, 2016, we had approximately $50.0 million of fixed rate debt maturing within one year, which we expect to refinance with long-term debt. To address our long-term capital requirements as well as repay fixed rate debt maturing within one year, we expect that we will need to obtain additional debt financing. Certain of our capital projects could be delayed if we experience difficulties in accessing capital. We expect to be able to obtain such additional financing as needed, in amounts and upon terms that will be reasonably satisfactory to us due to our strong credit ratings and our historical ability to obtain financing.

Credit Ratings

Credit ratings by nationally recognized statistical rating agencies are an important component of our liquidity profile. Credit ratings relate to our ability to issue debt securities and the cost to borrow money, and should not be viewed as a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time and each rating should be evaluated independently of any other rating. Our current credit ratings are displayed in the following table. An explanation of these ratings may be obtained from the respective rating agency.

		Standard and Poor’s	Moody’s Investor
Issuer	Issuance	Ratings Services (a)	Service, Inc. (b)
ITC Holdings	Senior Unsecured Notes	BBB+	Baa2
ITC Holdings	Commercial Paper	A-2	Prime-2
ITCTransmission	First Mortgage Bonds	A	Al
METC	Senior Secured Notes	A	A1
ITC Midwest	First Mortgage Bonds	A	A1
ITC Great Plains	First Mortgage Bonds	A	A1

(a)         On June 8, 2015, Standard and Poor’s Ratings Services (“Standard and Poor’s”) assigned a short-term issuer credit rating to ITC Holdings, which applies to the commercial paper program discussed in Note 6 to the condensed consolidated financial statements. Additionally, on October 18, 2016, Standard and Poor’s reaffirmed the senior unsecured credit rating of ITC Holdings and the secured credit ratings of the Regulated Operating Subsidiaries as well as revised the outlook of the issuer credit ratings of ITC Holdings and the Regulated Operating Subsidiaries to stable from negative, subsequent to the completion of the Merger. Refer to Note 2 to the condensed consolidated financial statements for details on the Merger.

(b)         On June 9, 2015, Moody’s Investor Service, Inc. (“Moody’s”) assigned a short-term commercial paper rating to ITC Holdings, which applies to the commercial paper program discussed in Note 6 to the condensed consolidated financial statements. Additionally, on April 15, 2016, Moody’s reaffirmed the credit ratings for the associated debt for ITC Holdings, ITCTransmission, ITC Midwest and ITC Great Plains. On April 26, 2016, Moody’s assigned a senior secured rating to METC’s 3.90% Senior Secured Note issuance described in Note 6 to the condensed consolidated financial statements. All of the credit ratings have a stable outlook.

Covenants

Our debt instruments contain numerous financial and operating covenants that place significant restrictions on certain transactions as well as require us to meet certain financial ratios, which are described in Note 6 to the condensed consolidated financial statements and in our Form 10-K for the fiscal year ended December 31, 2015. As of September 30, 2016, we were not in violation of any debt covenant. In the event of a downgrade in our credit ratings, none of the covenants would be directly impacted, although the borrowing costs under our revolving credit agreements would increase.

Cash Flows From Operating Activities

Net cash provided by operating activities was $587.1 million and $386.3 million for the nine months ended September 30, 2016 and 2015, respectively. The increase in cash provided by operating activities was due primarily to receipt of the income tax refund of $128.2 million from the IRS in August 2016 and lower income taxes paid of $26.9 million during the nine months ended September 30, 2016 compared to the same period in 2015, which both resulted from the election of bonus depreciation as described in Note 4 to the condensed consolidated financial statements. Additionally, the cash received from operating revenues increased by $60.8 million during the nine months ended September 30, 2016 compared to the same period in 2015. These increases were partially offset by an increase in payments of operating expenses of $19.3 million.

Cash Flows From Investing Activities

Net cash used in investing activities was $556.7 million and $475.1 million for the nine months ended September 30, 2016 and 2015, respectively. The increase in cash used in investing activities was due primarily to higher investments in property, plant and equipment and timing of payments of investments in property, plant and equipment during the nine months ended September 30, 2016 compared to the same period in 2015.

Cash Flows From Financing Activities

Net cash used in financing activities was $35.3 million for the nine months ended September 30, 2016 as compared to the net cash provided by financing activities of $85.2 million for the nine months ended September 30, 2015. The decrease in cash provided by financing activities was due primarily to a net decrease of $299.7 million in amounts outstanding under our revolving and term loan credit agreements, a decrease of $179.5 million in net issuances of commercial paper under our commercial paper program and an increase in payments of $139.3 million to retire long-term debt during the nine months ended September 30, 2016 compared to the same period in 2015. These decreases were partially offset by an increase in long-term debt issuances of $374.5 million and higher net proceeds of $26.6 million associated with refundable deposits for transmission network upgrades. Additionally, during the nine months ended September 30, 2015, we paid $115.0 million in connection with our accelerated share repurchase program. See Note 6 to the condensed consolidated financial statements on the issuances and retirement of long-term debt.

CONTRACTUAL OBLIGATIONS

Our contractual obligations are described in our Form 10-K for the year ended December 31, 2015. There have been no material changes to that information since December 31, 2015, other than the items listed below and described in Note 6 to the condensed consolidated financial statements:

•                  Changes in amounts borrowed under our unsecured, unguaranteed revolving credit agreements;

•                  Changes in commercial paper issued under the commercial paper program for ITC Holdings;

•                  The issuance of $200.0 million of secured 3.90% Senior Notes, due April 26, 2046, by METC, which repaid the $200.0 million borrowed under METC’s term loan credit agreement;

•                  The issuance of $400.0 million of unsecured 3.25% Notes, due June 30, 2026, by ITC Holdings, which repaid the $161.0 million outstanding under ITC Holdings’ term loan credit agreement and indebtedness under ITC Holdings’ commercial paper program;

•                  The repayment and retirement in September 2016 of $139.3 million of 5.875% ITC Holdings Senior Notes, due September 30, 2016, with the proceeds from the issuance of commercial paper under ITC Holdings’ commercial paper program;

•                  The refund of $28.7 million required by the FERC order issued on September 22, 2016 associated with regional cost allocation, which was provided to the other RTOs in October 2016. See “Regional Cost Allocation” in Note 4 to the condensed consolidated financial statements for discussion on this matter; and

•                  The refund of $117.4 million required by the FERC order issued on September 28, 2016 for the Initial Complaint. See “Rate of Return on Equity Complaints” in Note 11 to the condensed consolidated financial statements for a discussion of the complaint.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these condensed consolidated financial statements requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies necessarily involves judgments regarding future events. These estimates and judgments, in and of themselves, could materially impact the condensed consolidated financial statements and disclosures based on varying assumptions, as future events rarely develop exactly as forecasted, and even the best estimates routinely require adjustment. The accounting policies discussed in “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” in our Form 10-K for the fiscal year ended December 31, 2015 are considered by management to be the most important to an understanding of the consolidated financial statements because of their significance to the portrayal of our financial condition and results of operations or because their application places the most significant demands on management’s judgment and estimates about the effect of matters that are inherently uncertain. There have been no material changes to that information during the nine months ended September 30, 2016.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 3 to the condensed consolidated financial statements.

ITEM 3.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fixed Rate Debt

Based on the borrowing rates currently available for bank loans with similar terms and average maturities, the fair value of our consolidated long-term debt and debt maturing within one year, excluding revolving credit agreements and commercial paper, was $4,592.1 million at September 30, 2016. The total book value of our consolidated long-term debt and debt maturing within one year, excluding revolving credit agreements and commercial paper, was $4,110.9 million at September 30, 2016. We performed an analysis calculating the impact of changes in interest rates on the fair value of long-term debt and debt maturing within one year, excluding revolving and term loan credit agreements and commercial paper, at September 30, 2016. An increase in interest rates of 10% (from 5.0% to 5.5%, for example) at September 30, 2016 would decrease the fair value of debt by $172.6 million, and a decrease in interest rates of 10% at September 30, 2016 would increase the fair value of debt by $185.9 million at that date.

Revolving Credit Agreements

At September 30, 2016, we had a consolidated total of $237.4 million outstanding under our revolving credit agreements, which are variable rate loans and fair value approximates book value. A 10% increase or decrease in borrowing rates under the revolving credit agreements compared to the weighted average rates in effect at September 30, 2016 would increase or decrease interest expense by $0.3 million, respectively, for an annual period with a constant borrowing level of $237.4 million.

Commercial Paper

At September 30, 2016, ITC Holdings had $135.9 million of commercial paper issued and outstanding, net of discount, under the commercial paper program. Due to the short-term nature of these financial instruments, the carrying value approximates fair value. A 10% increase or decrease in interest rates for commercial paper would increase or decrease interest expense by $0.1 million for an annual period with a continuous level of commercial paper outstanding of $135.9 million.

Derivative Instruments and Hedging Activities

We use derivative financial instruments, including interest rate swap contracts, to manage our exposure to fluctuations in interest rates. The use of these financial instruments mitigates exposure to these risks and the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes. In June 2016, we terminated $300.0 million of 10-year interest rate swap contracts that managed the interest rate risk associated with the unsecured Notes issued by ITC Holdings described in Note 6 to the condensed consolidated financial statements.

As of September 30, 2016, we held 10-year interest rate swap contracts with a notional amount of $100.0 million, which manage interest rate risk associated with the forecasted future issuance of fixed-rate debt related to the expected refinancing of the maturing ITC Holdings 6.05% Senior Notes, due January 31, 2018. As of September 30, 2016, ITC Holdings had $384.3 million outstanding under the 6.05% Senior Notes. See Note 6 to the condensed consolidated financial statements for further discussion on these interest rate swaps.

Other

As described in our Form 10-K for the fiscal year ended December 31, 2015, we are subject to commodity price risk from market price fluctuations, and to credit risk primarily with DTE Electric, Consumers Energy and IP&L, our primary customers. There have been no material changes in these risks during the nine months ended September 30, 2016.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the three months ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

See Note 4 to the condensed consolidated financial statements for discussion of the challenges against ITC Midwest and METC relating to the use of bonus depreciation as well as Note 11 to the condensed consolidated financial statements for a description of recent developments in the ROE complaints filed against all MISO TOs, including our MISO Regulated Operating Subsidiaries, and pending litigation associated with the Merger with Fortis.

ITEM 1A. RISK FACTORS

In view of the recent completion of our Merger with a subsidiary of Fortis and the recent developments with respect to the ROE complaints involving our MISO Regulated Operating Subsidiaries, we are amending and restating, in the manner set forth below, (a) the risk factor entitled “Certain elements of our Regulated Operating Subsidiaries’ formula rates can be and have been challenged, which could result in lowered rates and/or refunds of amounts previously collected and thus have an adverse effect on our business, financial condition, results of operations and cash flows.” and (b) all of the risk factors set forth under “Risks Relating to Our Corporate and Financial Structure” and “Risks Relating to the Merger,” in each case as previously disclosed in “Item 1A Risk Factors” of our Form 10-K for the year ended December 31, 2015. Other than the foregoing, there have been no material changes to the risk factors set forth in “Item 1A Risk Factors” of our Form 10-K for the year ended December 31, 2015.

Certain elements of our Regulated Operating Subsidiaries’ formula rates can be and have been challenged, which could result in lowered rates and/or refunds of amounts previously collected and thus have an adverse effect on our business, financial condition, results of operations and cash flows.

Our Regulated Operating Subsidiaries provide transmission service under rates regulated by the FERC. The FERC has approved the cost-based formula rate templates used by our Regulated Operating Subsidiaries to calculate their respective annual revenue requirements, but it has not expressly approved the amount of actual capital and operating expenditures to be used in the formula rates. All aspects of our Regulated Operating Subsidiaries’ rates approved by the FERC, including the formula rate templates, the rates of return on the actual equity portion of their respective capital structures and the approved targeted capital structures, are subject to challenge by interested parties at the FERC, or by the FERC on its own initiative in a proceeding under Section 206 of the FPA. In addition, interested parties may challenge the annual implementation and calculation by our Regulated Operating Subsidiaries of their projected rates and formula rate true up pursuant to their approved formula rate templates under the Regulated Operating Subsidiaries’ formula rate implementation protocols. End-use consumers and entities supplying electricity to end-use consumers may also attempt to influence government and/or regulators to change the rate setting methodologies that apply to our Regulated Operating Subsidiaries, particularly if rates for delivered electricity increase substantially. If a challenger can establish that any of these aspects are unjust, unreasonable, unduly discriminatory or preferential, then the FERC will make appropriate prospective adjustments to them and/or disallow any of our Regulated Operating Subsidiaries’ inclusion of those aspects in the rate setting formula. This could result in lowered rates and/or refunds of amounts collected, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In November 2013, certain parties filed a joint complaint with the FERC under Section 206 of the FPA, requesting that the FERC find the base rate of return on equity for all MISO transmission owners, including ITCTransmission, METC and ITC Midwest, to be unjust and unreasonable. The joint complainants sought a FERC order reducing the base rate of return on equity used in the MISO transmission owners’ formula transmission rate, reducing the targeted equity component of MISO transmission owners’ capital structures and terminating the return on equity adders approved for ITCTransmission and METC. Although the FERC issued an order rejecting the November 2013 complaint as to the capital structures and ITCTransmission’s and METC’s equity adders, a hearing was ordered on the November 2013 complaint’s allegations as to the base rate of return on equity for all MISO transmission owners. On December 22, 2015, the presiding administrative law judge issued an initial decision recommending to the FERC a reduction in the base rate of return on equity of the MISO Transmission owners from 12.38% to 10.32%, with a maximum rate of 11.35%. On September 28, 2016, the FERC issued an order affirming the presiding administrative law judge’s initial decision, with the new rates to become effective immediately and for the period from November 12, 2013 through February 11, 2015. In February 2015, an additional complaint was filed under Section 206 of the FPA seeking a FERC order reducing the base rate of return on equity for all MISO transmission owners, including for our MISO Regulated Operating Subsidiaries, to 8.67%. On June 30, 2016, the presiding administrative law judge issued an initial decision on the February 2015 complaint, which recommended a base rate of return on equity of 9.70% for the period from February 12, 2015 through May 11, 2016, with a maximum rate of 10.68%. In resolving the February 2015 complaint, we expect the FERC to establish a new base rate and zone of reasonable returns that will be used, along with any incentive adders, to calculate the refund liability for the period from February 12, 2015 through May 11, 2016. A decision from the FERC on the February 2015 complaint is anticipated in 2017. In 2016, 2015 and 2014, we adjusted revenues downward to accrue for the refund liability based on our estimate of the outcome of these complaints. An unfavorable resolution of the second complaint in excess of the amount accrued for the refund liability could significantly reduce our future revenues and net income and therefore could have a material adverse effect on our future results of operations, cash flows and financial condition.

Risks Relating to Our Corporate and Financial Structure

ITC Holdings is a holding company with no operations, and unless we receive dividends or other payments from our subsidiaries, we may be unable to fulfill our cash obligations.

As a holding company with no business operations, ITC Holdings’ material assets consist primarily of the stock and membership interests in our subsidiaries. Our only sources of cash are dividends and other payments received by us from time to time from our subsidiaries, proceeds raised from the sale of our securities and borrowings under our various credit agreements. Each of our subsidiaries, however, is legally distinct from us and has no obligation, contingent or otherwise, to make funds available to us. The ability of each of our Regulated Operating Subsidiaries and our other subsidiaries to pay dividends and make other payments to us is subject to, among other things, the availability of funds, after taking into account capital expenditure requirements, the terms of its indebtedness, applicable state laws and regulations of the FERC and the FPA. Our Regulated Operating Subsidiaries target a FERC-approved capital structure of 60% equity and 40% debt that may limit the ability of our Regulated Operating Subsidiaries to use net assets for the payment of dividends to ITC Holdings. In addition, ITC Holdings’ right to receive any assets of any subsidiary, and therefore the right of its creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors. If ITC Holdings does not receive cash or other assets from our subsidiaries, it may be unable to pay principal and interest on its indebtedness.

We have a considerable amount of debt and our reliance on debt financing may limit our ability to fulfill our debt obligations and/or to obtain additional financing.

We have a considerable amount of debt and our consolidated indebtedness includes various debt securities and borrowings, which utilize indentures, revolving and term loan credit agreements and commercial paper, that we rely on as sources of capital and liquidity. This financing strategy can have several important consequences, including, but not limited to, the following:

•                  If future cash flows are insufficient, we may not be able to make principal or interest payments on our debt obligations, which could result in the occurrence of an event of default under one or more of those debt instruments.

•                  We may need to increase our indebtedness in order to make the capital expenditures and other expenses or investments planned by us.

•                  Our indebtedness has the general effect of reducing our flexibility to react to changing business and economic conditions insofar as they affect our financial condition. A substantial portion of the dividends and payments in lieu of taxes we receive from our subsidiaries will be dedicated to the payment of interest on our indebtedness, thereby, reducing the funds available for working capital and capital expenditures.

•                  We currently have debt instruments outstanding with short-term maturities or relatively short remaining maturities. Our ability to secure additional financing prior to or after these facilities mature, if needed, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments. Additionally, the interest rates at which we might secure additional financings may be higher than our currently outstanding debt instruments or higher than forecasted at any point in time, which could adversely affect our business, financial condition, results of operations and cash flows.

•                  Market conditions could affect our access to capital markets, restrict our ability to secure financing to make the capital expenditures and investments and pay other expenses planned by us which could adversely affect our business, financial condition, cash flows and results of operations.

We may incur substantial additional indebtedness in the future. The incurrence of additional indebtedness would increase the risks described above.

Certain provisions in our debt instruments limit our financial and operating flexibility.

Our debt instruments on a consolidated basis, including senior notes, secured notes, first mortgage bonds, revolving and term loan credit agreements and commercial paper, contain numerous financial and operating covenants that place significant restrictions on, among other things, our ability to:

•        incur additional indebtedness;

•        engage in sale and lease-back transactions;

•        create liens or other encumbrances;

•        enter into mergers, consolidations, liquidations or dissolutions, or sell or otherwise dispose of all or substantially all of our assets;

•        create and acquire subsidiaries; and

•        pay dividends or make distributions on our stock or on the stock or member capital of our subsidiaries.

Our debt instruments also require us to meet certain financial ratios, such as maintaining certain debt to capitalization ratios. Our ability to comply with these and other requirements and restrictions may be affected by changes in economic or business conditions, results of operations or other events beyond our control. A failure to comply with the obligations contained in any of our debt instruments could result in acceleration of related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

Adverse changes in our credit ratings may negatively affect us.

Our ability to access capital markets is important to our ability to operate our business. Increased scrutiny of the energy industry and the impact of regulation, as well as changes in our financial performance and unfavorable conditions in the capital markets could result in credit agencies reexamining our credit ratings. A downgrade in our credit ratings could restrict or discontinue our ability to access capital markets at attractive rates and increase our borrowing costs. A rating downgrade could also increase the interest we pay on commercial paper and under our revolving and term loan credit agreements.

Risks Related to the Merger

ITC Holdings and its subsidiaries are subject to business uncertainties during the period of integration with Fortis that could adversely affect ITC Holdings’ financial results.

Uncertainty about the effect of the Merger on employees or vendors and others, including contractors, may have an adverse effect on us. These uncertainties may impair our ability to attract, retain and motivate key personnel, and could cause vendors, contractors and others that deal with us to seek to change existing business relationships. Employee retention and recruitment may continue to be challenging after the completion of the Merger, as current employees and prospective employees may experience uncertainty about their future roles with the combined company. If, despite our retention and recruiting efforts, key employees retire, depart or fail to accept employment with ITC Holdings or its subsidiaries due to the uncertainty of employment and difficulty of integration or a desire not to remain with the combined company, we may incur significant costs in identifying, hiring, and retaining replacements for departing employees, which could have a material adverse effect on our business operations and financial results. In addition, integration-related issues may place a significant burden on management, employees and internal resources which could otherwise have been devoted to other business opportunities. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the integration of ITC Holdings’ operations with Fortis could have an adverse effect on our business, financial results or financial condition. The integration process may also result in additional and unforeseen expenses.

We will continue to incur substantial transaction-related costs in connection with the Merger.

We expect to continue to incur additional costs in connection with the Merger and integrating our operations with Fortis and do not expect savings from elimination of duplicative costs to offset these costs. Such costs may be material and could continue to have a material adverse effect on our future results of operations, cash flows and financial condition.

We are the target of securities class action and derivative lawsuits, which could result in substantial costs and diversion of management’s time and resources.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. There is currently a class action lawsuit pending against us and our directors in connection with the Merger. We are not able to predict the outcome of this action or others that may be brought, nor can we predict the amount of time and expense that will be required to resolve the actions. Even if the lawsuits are without merit, defending against these claims can result in substantial costs to us and divert management’s time and resources.

ITEM 2. UNREGISTERED SALE OF EQUITY SECURITIES AND USE OF PROCEEDS

The following table sets forth the repurchases of common stock for the quarter ended September 30, 2016:

				Maximum Number (or
			Total Number of	Approximate Dollar
			Shares Purchased as	Value) of Shares that May
			Part of Publicly	Yet Be Purchased Under
	Total Number of	Average Price Paid	Announced Plans or	the Plans or Programs (in
Period	Shares Purchased	per Share	Programs	millions)
July (a)	1,365	$46.51	—	$—
August (a)	2,710	46.29	—	—
September (a)	1,818	45.69	—	—
Total (b)	5,893	$46.16	—

(a)         Shares acquired were delivered to us by employees as payment of tax withholding obligations due to us upon the vesting of restricted stock.

(b)         Amount does not include 18,683 shares deemed issued and repurchased for accounting purposes in connection with the payment of the exercise price and tax withholding obligations relating to net option exercises.

On October 14, 2016, the common shares of ITC Holdings were delisted from the NYSE upon the closing of the Merger with Fortis such that going forward, we will have no publicly announced share repurchase authorization. Refer to Note 2 to the condensed consolidated financial statements for further details of the Merger.

ITEM 5A. OTHER INFORMATION

At the effective time of the Merger, ITC Holdings’ articles of incorporation were amended and restated in accordance with the terms of the Merger Agreement (the “Restated Articles of Incorporation”), and were filed as an exhibit to its Form 8-K on October 14, 2016. On October 31, 2016, a certificate of correction was filed with the State of Michigan correcting the number of outstanding shares noted in Article III of the Restated Articles of Incorporation. A copy of the Restated Articles of Incorporation, as corrected, is filed as Exhibit 3.1 to this Form 10-Q.

ITEM 6. EXHIBITS

The following exhibits are filed as part of this report (unless otherwise noted to be previously filed, and therefore incorporated herein by reference). Our SEC file number is 001-32576.

Exhibit No.	Description of Document

3.1	Restated Articles of Incorporation of ITC Holdings Corp., as corrected

3.2	Sixth Amended and Restated Bylaws of ITC Holdings Corp (filed with Registrant’s Form 8-K filed on October 12, 2016

4.45

Third Supplemental Indenture, dated as of July 5, 2016, between the Company and Wells Fargo Bank, National Association, as trustee, together with form of 3.25% Note due 2026 (filed with Registrant’s Form 8-K filed on July 5, 2016

10.167	Letter Agreement, dated as of October 14, 2016, between ITC Holdings Corp. and Joseph L. Welch (filed with Registrant’s Form 8-K filed on October 12, 2016)

10.168	Letter Agreement, dated as of October 14, 2016, between ITC Holdings Corp. and Linda H. Blair (filed with Registrant’s Form 8-K filed on October 12, 2016)

10.169	Amended Employment Agreement, dated as of October 12, 2016, between ITC Holdings Corp. and Rejji P. Hayes (filed with Registrant’s Form 8-K filed on October 12, 2016)

10.170

Amended and Restated Generator Interconnection Agreement by and among Michigan Electric Transmission Company, LLC, Consumers Energy Company and the Midcontinent Independent System Operator, Inc., dated as of October 24, 2016

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Database

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2016

ITC HOLDINGS CORP.

By:	/s/ Linda H. Blair
Linda H. Blair
President and Chief Executive Officer
(duly authorized officer)

By:	/s/ Gretchen L. Holloway
Gretchen L. Holloway
Vice President, Chief Financial Officer and Treasurer
(principal financial and accounting officer)

SCHEDULE C

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

FORTIS INC.

As of September 30, 2016 and

for the nine months ended September 30, 2016 and the year ended December 31, 2015

See attached.

Unaudited Pro Forma Condensed Consolidated Financial Information

Fortis Inc.

As of September 30, 2016 and for the nine months ended September 30, 2016 and the year ended December 31, 2015

Foreword

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements give effect to the October 14, 2016 acquisition (the “Acquisition”) of ITC Holdings Corp. (“ITC”) by us under the acquisition method of accounting for business combinations and based on our and ITC’s respective historical unaudited condensed consolidated financial statements as of September 30, 2016 and for the nine months ended September 30, 2016 and audited consolidated financial statements for the year ended December 31, 2015. The unaudited pro forma condensed consolidated balance sheet gives effect to the Acquisition as if it had closed on September 30, 2016. The unaudited pro forma condensed consolidated statements of earnings for the nine months ended September 30, 2016 and for the year ended December 31, 2015 give effect to the Acquisition as if it had closed on January 1, 2015.

The historical audited consolidated and unaudited condensed consolidated financial information has been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are: (a) directly attributable to the Acquisition; (b) factually supportable; and (c) with respect to the unaudited pro forma condensed consolidated statements of earnings, expected to have a continuing impact on our and ITC’s combined results. As such, the impact of Acquisition-related costs is not included in the unaudited pro forma condensed consolidated statements of earnings. However, the estimated impact of these costs is reflected in the unaudited pro forma condensed consolidated balance sheet as an increase to debt and a decrease to retained earnings and non-controlling interest.

The unaudited pro forma condensed consolidated financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies or synergies that could result from the Acquisition.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition and results of operations would have been had the Acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma financial information should be read together with our, and ITC’s, audited consolidated and unaudited condensed consolidated historical financial statements and the notes thereto and the related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2015 and for the nine months ended September 30, 2016 respectively.

The unaudited pro forma information and adjustments, including the preliminary allocation of purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that we believe are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed consolidated financial statements. The actual adjustments to our consolidated financial statements as of the closing date of the Acquisition will depend on a number of factors, including, among others, additional information available and the net assets of ITC on the closing date of the Acquisition, and as a result the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

1

Fortis Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2016

(In millions of Canadian dollars)

	Fortis	ITC (Note 3[i])	Note	Pro forma adjustments	Pro forma condensed consolidated balance sheet

ASSETS

Current assets
Cash and cash equivalents	$301	$12	3[a]	$(3,017)	$313
			3[a], 3[c]	3,184
			3[a], 3[c]	(18)
			3[a], 3[d]	(149)
Accounts receivable and other current assets	837	181			1,018
Prepaid expenses	101	18			119
Inventories	337	37			374
Regulatory assets	209	29			238
	1,785	277		—	2,062

Other assets	308	67	3[j]	3	378
Deferred financing fees		3	3[j]	(3)
Regulatory assets	2,286	312			2,598
Utility capital assets	20,205	8,599			28,804
Intangible assets	549	57			606
Goodwill	4,058	1,246	3[b]	(1,246)	12,386
			3[b]	8,328
	$29,191	$10,561		$7,082	$46,834

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	$423		$3[c]	$560	$1,119
			3[j]	136
Accounts payable and other current liabilities	1,438	214	3[j]	8	1,793
			3[j]	133
Accrued payroll, interest and taxes other than income taxes		133	3[j]	(133)
Refundable deposits from generators for transmission network upgrades		8	3[j]	(8)
Regulatory liabilities	312	180			492
Debt maturing within one year		244	3[j]	(244)
Current installments of long-term debt	118		3[j]	108	226
Current installments of capital lease and finance obligations	27				27
	2,318	779		560	3,657

Other liabilities	1,126	39	3[j]	86	1,294
			3[j]	43
Accrued pension and post retirement liabilities		86	3[j]	(86)
Refundable deposits from generators for transmission network upgrades		43	3[j]	(43)
Regulatory liabilities	1,319	329			1,648
Deferred income taxes	2,203	1,265	3[b], 3[e]	(101)	3,321
			3[d], 3[e]	(46)
Long-term debt	11,624	5,638	3[b]	252	20,381
			3[a], 3[c]	2,624
			3[a], 3[c]	(18)
			3[f]	261
Capital lease and finance obligations	465				465
	19,055	8,179		3,532	30,766
Shareholders’ equity
Common shares	6,012	1,114	3[g]	(1,114)	10,697
			3[a]	4,685
Preference shares	1,623				1,623
Additional paid-in capital	12				12
Accumulated other comprehensive income (loss)	565	(4)	3[g]	4	565
Retained earnings	1,456	1,272	3[g]	(1,272)	1,367
			3[d]	(128)
			3[d], 3[e]	39
	9,668	2,382		2,214	14,264
Non-controlling interests	468		3[d]	(21)	1,804
			3[d], 3[e]	7
			3[f]	1,350
	10,136	2,382		3,550	16,068
	$29,191	$10,561		$7,082	$46,834

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

2

Fortis Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings

For the nine months ended September 30, 2016

(In millions of Canadian dollars, except share and per share amounts)

	Fortis	ITC (Note 3[i])	Note	Pro forma adjustments	Pro forma condensed consolidated statement of earnings

Revenue	$4,744	$1,100			$5,844

Expenses
Energy supply costs	1,657				1,657
Operating	1,367	372	3[d]	(84)	1,655
Depreciation and amortization	700	156			856
	3,724	528		(84)	4,168
Operating income	1,020	572		84	1,676
Other income (expense), net	35	(3)	3[j]	35	67
Allowance for funds used during construction		35	3[j]	(35)
Finance charges	457	209	3[b]	(25)	684
			3[c]	2
			3[c]	64
			3[d]	(35)
			3[f]	12

Earnings before income taxes	598	395		66	1,059
Income tax expense (recovery)	110	151	3[b], 3[e]	10	275
			3[c], 3[e]	(18)
			3[e] , 3[f]	(4)
			3[d], 3[e]	27
			3[c], 3[e]	(1)
Net earnings	$488	$244		$52	$784

Net earnings attributable to:
Non-controlling interests	$33		3[f]	$47	$80
Preference equity shareholders	59				59
Common equity shareholders	396	244		5	645
	$488	$244		$52	$784

Weighted average common shares outstanding (# in millions)
Basic	283.7		3[h]	114.4	398.1
Diluted	289.4		3[h]	114.4	403.8

Earnings per common share (Canadian dollars)
Basic	$1.40				$1.62
Diluted	$1.39				$1.61

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

3

Fortis Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings

For the year ended December 31, 2015

(In millions of Canadian dollars, except share and per share amounts)

	Fortis	ITC (Note 3[i])	Note	Pro forma adjustments	Pro forma condensed consolidated statement of earnings
Revenue	$6,727	$1,336			$8,063

Expenses
Energy supply costs	2,561				2,561
Operating	1,874	434	3[d]	(12)	2,296
Depreciation and amortization	873	185			1,058
	5,308	619		(12)	5,915
Operating income	1,419	717		12	2,148
Other income (expense), net	197	(1)	3[j]	36	232
Allowance for funds used during construction		36	3[j]	(36)
Finance charges	553	261	3[b]	(33)	881
			3[c]	2
			3[c]	83
			3[fl	15

Earnings before income taxes	1,063	491		(55)	1,499
Income tax expense (recovery)	223	181	3[b], 3[e]	13	392
			3[c], 3[e]	(1)
			3[c], 3[e]	(23)
			3[d], 3[e]	4
			3[e], 3[f]	(5)
Net earnings	$840	$310		$(43)	$1,107

Net earnings attributable to:
Non-controlling interests	$35		3[f]	$52	$87
Preference equity shareholders	77				77
Common equity shareholders	728	310		(95)	943
	$840	$310		$(43)	$1,107

Weighted average common shares outstanding (# in millions)
Basic	278.6		3[h]	114.4	393.0
Diluted	284.7		3[h]	114.4	399.1

Earnings per common share (Canadian dollars)
Basic	$2.61				$2.40
Diluted	$2.59				$2.39

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

4

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of September 30, 2016 and for the nine months ended September 30, 2016 and the year ended December 31, 2015

(in millions of Canadian dollars, unless otherwise stated)

1.  BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed consolidated financial statements give effect to the Acquisition, as more particularly described elsewhere in this Business Acquisition Report. The accompanying unaudited pro forma condensed consolidated financial statements have been prepared by us and are derived from our and ITC’s unaudited condensed consolidated financial statements as of September 30, 2016 and for the nine months ended September 30, 2016 and audited consolidated financial statements for the year ended December 31, 2015. The accompanying unaudited pro forma condensed consolidated balance sheet reflects the Acquisition as if it had closed on September 30, 2016 and the accompanying unaudited pro forma condensed consolidated statements of earnings for the nine months ended September 30, 2016 and for the year ended December 31, 2015 reflect the Acquisition as if it had closed on January 1, 2015. Amounts are presented in millions of Canadian dollars unless otherwise noted.

The accompanying unaudited pro forma condensed consolidated financial statements utilize accounting policies that are consistent with those disclosed in our unaudited condensed consolidated financial statements as of September 30, 2016 and for the nine months ended September 30, 2016 and audited consolidated financial statements for the year ended December 31, 2015.

The Acquisition has been accounted for in the unaudited pro forma condensed consolidated financial statements as an acquisition of approximately 80.1% of ITC common shares by us using the acquisition method of accounting for business combinations. The purchase price for approximately 80.1% of the equity of ITC was approximately $7.7 billion (Notes 2 and 3[a]). The assets acquired and liabilities assumed have been measured at estimated fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The accompanying unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been achieved if the transactions reflected herein had been completed on the dates indicated or the results which may be obtained in the future. While the underlying pro forma adjustments are intended to provide a reasonable basis for presenting the significant financial effects directly attributable to the Acquisition, they are preliminary and are based on currently available financial information and certain estimates and assumptions which we believe to be reasonable. The actual adjustments to our consolidated financial statements will be determined as of the closing date. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the differences may be material. For instance, the actual purchase price allocation will reflect the fair value, at the closing date, of the assets acquired and liabilities assumed based upon our valuation of such assets and liabilities following the closing of the Acquisition and, accordingly, the final purchase price allocation, as it relates principally to goodwill, may differ materially from the preliminary allocation reflected herein.

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

5

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of September 30, 2016 and for the nine months ended September 30, 2016 and the year ended December 31, 2015

(in millions of Canadian dollars, unless otherwise stated)

2. DESCRIPTION OF TRANSACTION

We indirectly purchased the outstanding common shares of ITC for US$22.57 in cash and stock consideration of 0.752 of a Fortis common share per ITC common share. We also indirectly assumed ITC debt, which was approximately $5.9 billion as of September 30, 2016.

Eiffel Investment Pte Ltd., an affiliate of GIC Pte Ltd (“GIC”) indirectly purchased 19.9% of the ITC common shares from us for approximately US$1,228 million ($1,611 million) inclusive of a shareholder note of approximately US$199 million ($261 million) to an affiliate of ITC (Note 3[f]).

The total purchase price for the remaining 80.1% of ITC’s common shares purchased by us was approximately $7.7 billion, which was financed through the issuance of approximately 114.4 million Fortis common shares with the balance paid in cash financed through (i) the net proceeds of our US$2.0 billion unsecured, unsubordinated notes offering which closed October 4, 2016 (the “Notes”) and (ii) a drawdown on our non-revolving term senior unsecured equity bridge facility with the Bank of Nova Scotia (the “Equity Bridge Facility”) (Notes 3[a] and 3[c]).

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

6

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of September 30, 2016 and for the nine months ended September 30, 2016 and the year ended December 31, 2015

(in millions of Canadian dollars, unless otherwise stated)

3.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

[a] Purchase price, estimated funding requirements and financing structure

The following is the purchase price, the estimated funding requirements and financing structure for the Acquisition. These amounts have been reflected in the accompanying unaudited pro forma condensed consolidated financial statements.

Purchase Price
ITC common shares (in millions)	152.1
Fraction of a Fortis common share issued for each ITC common share	0.752
Fortis common shares issued (in millions)	114.4
Market price of Fortis common shares ($40.96 / 1.3117) (U.S. dollars)	31.23
Stock consideration (in millions of U.S. dollars)	3,572
Cash consideration for ITC common shares (152.1 x US$22.57) (in millions of U.S. dollars)	3,433
Net cash consideration attributable to settlement of equity awards (in millions of U.S. dollars)	95
Purchase price (in millions of U.S. dollars)	7,100
Exchange rate (Note 3[i])	1.3117
Purchase price	9,313
19.9% minority shareholder investment and shareholder note (Note 3[f])	(1,611)
Purchase price for 80.1% of ITC common shares	$7,702

Stock consideration (US$3,572 x 1.3117)	$4,685
Cash consideration ([US$3,433 + US$95] x 1.3117 - $1,611)	3,017
$7,702
Estimated Funding Requirements
Purchase price for 80.1% of ITC common shares	$7,702
Assumed debt of ITC	5,882
Senior unsecured long-term debt issuance costs (Note 3[c])	18
Estimated Merger-related costs (Note 3[d])	149
$13,751
Financing Structure
Assumed debt of ITC	$5,882
Stock consideration	4,685
Debt issuances (Note 3[c])	3,184
$13,751

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

7

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of September 30, 2016 and for the nine months ended September 30, 2016 and the year ended December 31, 2015

(in millions of Canadian dollars, unless otherwise stated)

3.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

[b] Preliminary allocation of purchase price

The purchase price has been preliminarily allocated to the estimated fair values of ITC assets and liabilities as of September 30, 2016 in accordance with the acquisition method of accounting for business combinations, as follows:

	ITC	Fair value and other adjustments	Net total
Assets acquired:
Cash and cash equivalents	$12		$12
Accounts receivable and other current assets	181		181
Prepaid expenses	18		18
Inventories	37		37
Regulatory assets	29		29
Total current assets	277		277
Other assets	67		67
Deferred financing fees	3		3
Regulatory assets	312		312
Utility capital assets	8,599		8,599
Intangible assets	57		57
Goodwill	1,246	(1,246)
	$10,561	$(1,246)	$9,315
Liabilities assumed:
Accounts payable and other current liabilities	$214		$214
Accrued payroll, interest and taxes other than income taxes	133		133
Refundable deposits from generators for transmission network upgrades	8		8
Regulatory liabilities	180		180
Debt maturing within one year	244		244
Total current liabilities	779		779
Other liabilities	39		39
Accrued pension and post retirement liabilities	86		86
Refundable deposits from generators for transmission network upgrades	43		43
Regulatory liabilities	329		329
Deferred income taxes	1,265	(101)	1,164
Long-term debt	5,638	252	5,890
	$8,179	$151	$8,330
Net assets at fair value, as of September 30, 2016			$985
Purchase price for 80.1% of ITC common shares (Note 3[a])			7,702
19.9% minority shareholder investment and shareholder note (Note 3[f])			1,611
Total pro forma goodwill			8,328

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

8

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of September 30, 2016 and for the nine months ended September 30, 2016 and the year ended December 31, 2015

(in millions of Canadian dollars, unless otherwise stated)

3.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

[b] Preliminary allocation of purchase price (continued)

ITC’s operating subsidiaries are rate-regulated entities. The determination of revenues and earnings is based on regulated rates of return that are applied to historic values. Therefore, with the exception of a fair market value adjustment for long-term debt held at the parent company level outside of regulated operations, which debt does not form part of the ratemaking process, along with the related impact on deferred income taxes, no other fair market value adjustments to ITC’s assets and liabilities have been recognized because all of the economic benefits and obligations associated with regulated assets and liabilities beyond regulated thresholds accrue to ITC’s customers. Consequently, it is our best estimate that the fair value of the remainder of ITC’s assets and liabilities is their carrying amount.

Long-term debt has an estimated fair market value of $5,890 million, or an increase of $252 million over historic values, which would result in a corresponding deferred income tax asset of approximately $101 million. The amortization of this fair market value adjustment would result in a reduction of finance charges of $33 million for the year ended December 31, 2015, and $25 million for the nine months ended September 30, 2016 because of periodic amortization of the debt to the eventual principal balance. The reduction of finance charges would result in corresponding deferred income tax expense of $13 million for the year ended December 31, 2015, and $10 million for the nine months ended September 30, 2016.

The excess of the purchase price of the Acquisition, before assumed debt and Acquisition-related costs, over the assumed fair value of net assets acquired from ITC is classified as goodwill on the accompanying unaudited pro forma condensed consolidated balance sheet. Goodwill primarily represents going concern aspects that represent existing assembled assets and a work force that cannot be duplicated at the same cost by a new entrant; significant barriers to entry; future growth prospects related to substantial capital expenditure programs; and franchise rights and other intangibles not separately identifiable because they are inextricably linked to the provision of regulated utility service. The final purchase price allocation is dependent upon, among other things, the finalization of asset and liability valuations which will reflect a third-party valuation. This final valuation will be based on, among other things, the actual net tangible and intangible assets and liabilities of ITC that exist as of the closing date of the Acquisition. Any final adjustment may change the allocation of the purchase price, which could affect the fair value assigned to the assets acquired and liabilities assumed and could result in changes to the unaudited pro forma condensed consolidated financial statements, including a change to goodwill.

[c] Debt financing

Financing for the Acquisition in the accompanying unaudited pro forma condensed consolidated financial statements reflects the issuance of approximately $3,184 million of debt, composed of (i) $2,624 million (US$2,000 million) from the Notes (US dollar-denominated debt, composed of US$500 million of 5-year Notes and US$1,500 million of 10-year Notes); (ii) $535 million from the Equity Bridge Facility (Canadian dollar-denominated debt); and (iii) $25 million (US$19 million) of drawdowns under our revolving term credit facility (the “Revolver”) (US dollar-denominated debt). Drawdowns under the Equity Bridge Facility and the Revolver have been classified as short-term borrowings. Revolver drawdowns were utilized to fund certain Acquisition-related costs and reflect the estimated amount of certain Acquisition-related costs expected to be paid subsequent to closing.

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

9

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of September 30, 2016 and for the nine months ended September 30, 2016 and the year ended December 31, 2015

(in millions of Canadian dollars, unless otherwise stated)

3.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

[c] Debt financing (continued)

Debt issuance costs of approximately $18 million have been recognized as a reduction in long- term debt with a corresponding amortization expense of approximately $2 million recognized for the year ended December 31, 2015 and $2 million for the nine months ended September 30, 2016, based on the terms of the respective debt instruments. Incremental finance charges would result in a corresponding reduction to income tax of $1 million for the year ended December 31, 2015, and $1 million for the nine months ended September 30, 2016.

Debt financing in the accompanying unaudited pro forma condensed consolidated financial statements reflects the following interest rates: (i) 5-year Notes, 2.100%; (ii) 10-year Notes, 3.055%; (iii) Equity Bridge Facility, 1.878%; and (iv) Revolver, 1.881%. This would result in incremental finance charges of $83 million for the year ended December 31, 2015 and $64 million for the nine months ended September 30, 2016. Incremental finance charges would result in a reduction to income tax of $23 million and $18 million, respectively.

[d] Acquisition-related costs

Acquisition-related costs are composed of investment banking, accounting, tax, legal, compensation-related and other costs associated with the Acquisition.

The following Acquisition-related costs recognized by us and ITC during the year ended December 31, 2015 and the nine months ended September 30, 2016 have been eliminated from our unaudited pro forma condensed consolidated statement of earnings for these periods:

	Year Ended	Nine Months Ended
	December 31, 2015	September 30, 2016
Operating expenses	$12	$84
Finance charges		35
Income tax expense (recovery)	(4)	(27)

Additional Acquisition-related costs expected to be incurred by us and ITC are estimated at approximately $149 million and would reduce deferred income tax liabilities by approximately $46 million. Acquisition-related costs have been included in the unaudited pro forma condensed consolidated balance sheet as pro forma adjustments to retained earnings of $128 million and non-controlling interests of $21 million, less income tax effects of $39 million and $7 million, respectively.

Acquisition-related costs have been adjusted in this manner on the basis that they are directly incremental to the Acquisition and are therefore non-recurring in nature.

[e] Income taxes

Income taxes applicable to the pro forma adjustments are calculated at our average income tax rates of 27.5% and 28% (Canadian rates), 40.0% (ITC U.S. Rate) and 35.0% (Fortis U.S. Rate) for the year ended December 31, 2015 and for the nine months ended September 30, 2016, respectively.

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

10

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of September 30, 2016 and for the nine months ended September 30, 2016 and the year ended December 31, 2015

(in millions of Canadian dollars, unless otherwise stated)

3.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

[f] Minority shareholder

The minority shareholder indirectly purchased 19.9% of the ITC common shares for approximately $1,611 million (US$1,228 million) inclusive of a shareholder note of approximately $261 million (US$199 million) to an affiliate of ITC at an interest rate of 6.0% in connection with the transaction. This would result in incremental finance charges of approximately $15 million and $12 million, a corresponding deferred income tax recovery of approximately $5 million and $4 million, along with an allocation of earnings attributable to non-controlling interest of approximately $52 million and $47 million, for the year ended December 31, 2015 and for the nine months ended September 30, 2016, respectively.

[g] ITC historical shareholders’ equity

The historical shareholders’ equity of ITC, which includes retained earnings, accumulated other comprehensive income and common shares, has been eliminated.

[h] Pro forma earnings per Common Share

The calculation of basic and diluted pro forma earnings per common share for the year ended December 31, 2015, and for the nine months ended September 30, 2016 reflects the assumed issuance of approximately 114.4 million Fortis common shares as stock consideration (Note 3[a]) as if the issuance had taken place as of January 1, 2015.

[i] Foreign exchange translation

The assets and liabilities of ITC, which has a U.S. dollar functional currency, and additional financing denominated in U.S. dollars arising from the Acquisition are translated at the exchange rate in effect as of September 30, 2016. Revenue and expenses of ITC’s operations, additional assumed U.S. dollar-denominated finance charges and their related income tax effects are translated at the average exchange rate for 2015 and for the nine months ended September 30, 2016.

The following exchange rates were utilized in preparing the unaudited pro forma condensed consolidated financial statements:

Balance Sheet (US$ to C$)
Spot rate - September 30, 2016	1.3117

Income Statement (US$ to C$)
Average rate - January 1, 2015 to December 31, 2015	1.2788
Average rate - January 1, 2016 to September 30, 2016	1.3228

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

11

FORTIS INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of September 30, 2016 and for the nine months ended September 30, 2016 and the year ended December 31, 2015

(in millions of Canadian dollars, unless otherwise stated)

3.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

[j] Reclassifications

In preparing the unaudited pro forma condensed consolidated financial statements, the following reclassifications were made to ITC’s unaudited condensed consolidated balance sheet as of September 30, 2016 and the unaudited condensed consolidated statement of earnings for the nine months ended September 30, 2016 and the historical audited consolidated statement of earnings for the year ended December 31, 2015 to conform to the presentation utilized by us: (a) “Deferred financing fees” of $3 million were reclassified as “Other assets”; (b) commercial paper totaling $136 million included within “Debt maturing within one year” was reclassified as “Short-term borrowings” and the current portion of long-term debt totaling $108 million included within “Debt maturing within one year” was reclassified as “Current installments of long-term debt”; (c) “Accrued payroll, interest and taxes other than income taxes” of $133 million and current “Refundable deposits from generators for transmission network upgrades” of $8 million were reclassified as “Accounts payable and other current liabilities”; (d) “Accrued pension and post retirement liabilities” of $86 million and non-current “Refundable deposits from generators for transmission network upgrades” of $43 million were reclassified as “Other liabilities”; and (e) “Allowance for funds used during construction” of $36 million and $35 million for the year ended December 31, 2015, and the nine months ended September 30, 2016, respectively, were reclassified as “Other income (expense), net”.

See accompanying Notes, which are an integral part of these unaudited pro forma condensed consolidated financial statements.

12